Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Bronco Drilling Company, Inc.

at

$11.00 Per Share

by

Nomac Acquisition, Inc.,

an indirect wholly owned subsidiary of

Chesapeake Energy Corporation

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF MONDAY, MAY 23, 2011, UNLESS THE OFFER IS EXTENDED.

This offer is being made pursuant to the Agreement and Plan of Merger (the “merger agreement”), dated as of April 14, 2011, by and among Chesapeake Energy Corporation (“Chesapeake”), Nomac Acquisition, Inc. (“Purchaser”) and Bronco Drilling Company, Inc. (“Bronco”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Bronco shares”), of Bronco at a price of $11.00 per Bronco share in cash, without interest (the “offer price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (together with the Offer to Purchase, the “offer”). All references to this Offer to Purchase, the Letter of Transmittal and the offer include any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, respectively. The offer price will be subject to any applicable withholding taxes, and no interest will be paid on the offer price. Under no circumstances will interest be paid on the offer price, regardless of any extension of the offer or any delay in making payment for the Bronco shares. After the completion of the offer and the satisfaction or the waiver of specified conditions described in this Offer to Purchase, Purchaser will merge with and into Bronco (the “merger”), with Bronco becoming an indirect wholly owned subsidiary of Chesapeake.

Bronco’s board of directors has unanimously (i) declared that the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger, are fair to, advisable and in the best interests of Bronco and its stockholders and (ii) approved and declared advisable the merger agreement. BRONCO’S BOARD OF DIRECTORS RECOMMENDS THAT BRONCO’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR BRONCO SHARES INTO THE OFFER.

There is no financing condition to the offer. The offer is conditioned upon there being validly tendered and not properly withdrawn prior to the expiration of the offer that number of Bronco shares that represents at least a majority of the total number of outstanding Bronco shares on a fully diluted basis (which assumes conversion or exercise of all derivative securities of Bronco, regardless of the conversion or exercise price or other terms and conditions of such securities) (excluding from the number of tendered Bronco shares, but not from the outstanding Bronco shares, Bronco shares tendered pursuant to the guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee). The offer is also subject to the satisfaction of additional conditions set forth in this Offer to Purchase, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Section 14 — “Conditions of the Offer.” A summary of the principal terms of the offer appears on pages (i) through (v). You should read this entire document carefully before deciding whether to tender your Bronco shares.

IMPORTANT

If you desire to tender all or any portion of your Bronco shares in the offer, this is what you must do:

•

If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with the certificates representing Bronco shares tendered to Computershare Trust Company, N.A., the Depositary for the offer (the “Depositary”), or follow the procedures for book-entry transfer set forth in Section 3 — “Procedure for Tendering Bronco Shares” of this Offer to Purchase. These materials must reach the Depositary before the offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedure for Tendering Bronco Shares” of this Offer to Purchase.

•

If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the offer expires, you may be able to tender your Bronco shares using the enclosed Notice of Guaranteed Delivery. Please call the Information Agent, MacKenzie Partners, Inc., toll free at (800) 322-2885 or collect at (212) 929-5500 for assistance. See Section 3 — “Procedure for Tendering Bronco Shares” for further details.

•	If you hold your Bronco shares through a broker, bank or trust company, you must contact your broker or bank and give instructions that your Bronco shares be tendered.

THIS OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER. YOU ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE BRONCO SHARES. SEE SECTION 6 — “PRICE RANGE OF BRONCO SHARES; DIVIDENDS.”

* * *

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from your broker, dealer, bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

The Information Agent for the Offer is:

105 Madison Avenue New York, NY 10016 (Call Collect) (212) 929-5500 or Call Toll-Free (800) 322-2885 Email: tenderoffer@mackenziepartners.com

April 26, 2011

TABLE OF CONTENTS

SUMMARY TERM SHEET		iv
QUESTIONS AND ANSWERS RELATING TO THE OFFER		vii
INTRODUCTION		1
THE OFFER		4
1.	Terms of the Offer	4
2.	Acceptance for Payment and Payment	5
3.	Procedure for Tendering Bronco Shares	6
4.	Withdrawal Rights	9
5.	Material U.S. Federal Income Tax Considerations	9
6.	Price Range of Bronco Shares; Dividends	11
7.	Possible Effects of the Offer on the Market for Bronco Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations	11
8.	Certain Information Concerning Bronco	13
9.	Certain Information Concerning Purchaser and Chesapeake	15
10.	Source and Amount of Funds	16
11.	Background of the Offer	17
12.	Purpose of the Offer; Plans for Bronco; The Merger Agreement; The Tender Support Agreements; Appraisal Rights; Going Private Transactions	21
13.	Dividends and Distributions	38
14.	Conditions of the Offer	38
15.	Certain Legal Matters; Regulatory Approvals	40
16.	Fees and Expenses	42
17.	Miscellaneous	43
Schedule I. Directors and Executive Officers of Chesapeake and Purchaser		I-1

Summary Term Sheet

This summary term sheet highlights the material provisions of this Offer to Purchase and may not contain all of the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and you should carefully read the terms, descriptions and explanations contained in this Offer to Purchase and in the related Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we,” “our,” “us” and “Purchaser” refer to Nomac Acquisition, Inc.

Securities Sought:	All outstanding shares of common stock, par value $0.01 per share, of Bronco Drilling Company, Inc. (the “Bronco Shares”).

Price Offered Per Share:	$11.00 per Bronco share in cash. Under no circumstances will interest be paid on the offer price, regardless of any extension of the offer or any delay in making payment for the Bronco shares.

Scheduled Expiration Date:	12:00 midnight, New York City time, at the end of Monday, May 23, 2011.

Purchaser:	Nomac Acquisition, Inc., an indirect wholly owned subsidiary of Chesapeake Energy Corporation.

Minimum Condition:	17,120,415 Bronco shares, representing a majority of the Bronco shares on a fully diluted basis.

Tender Support Agreements:	Third Avenue Management LLC, on behalf of its investment advisory clients (“Third Avenue”), Inmobiliaria Carso, S.A. de C.V. and Carso Infraestructura y Construcción, S.A.B. de C.V. (“Inmobiliaria”) have agreed to tender, and not withdraw, an aggregate of approximately 32% of the outstanding Bronco shares into the offer.

Bronco Board Recommendation:	Bronco’s board of directors unanimously recommends that Bronco’s stockholders tender into the offer.

Principal Terms

•	Chesapeake, through its indirect wholly owned subsidiary, Purchaser, is offering to buy all Bronco shares at $11.00 per share in cash.

•

The offer is the first step in Chesapeake’s plan to acquire all outstanding Bronco shares, as provided in an Agreement and Plan of Merger, dated as of April 14, 2011, by and among Chesapeake, Purchaser and Bronco. If the offer is successful, Chesapeake, through its indirect wholly owned subsidiary, Purchaser, will acquire any remaining Bronco shares in a later merger for $11.00 per share in cash, pursuant to which Purchaser will merge with and into Bronco, with Bronco being the surviving entity. Bronco’s stockholders will have appraisal rights in the merger, but not in the offer.

•

The initial offering period of the offer will expire at 12:00 midnight, New York City time, at the end of Monday, May 23, 2011, unless we extend the offer. We also may, without the consent of Bronco, elect to provide a “subsequent offering period” of not less than three and no more than 20 business days.

•

If we decide to extend the offer, we will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the offer.

Other terms of the offer are described in Section 12 — “Purpose of the Offer; Plans for Bronco; The Merger Agreement; The Tender Support Agreements; Appraisal Rights; Going Private Transactions.”

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Recommendation of Bronco’s Board of Directors

Bronco’s board of directors unanimously:

•

declared that the merger agreement, the offer, the merger and the other transactions contemplated by the merger agreement are fair to, advisable and in the best interests of Bronco and its stockholders;

•	approved and declared advisable the merger agreement, the offer, the merger and the other transactions contemplated by the merger agreement; and

•	recommends that Bronco’s stockholders accept the offer and tender their Bronco shares to Purchaser pursuant to the offer, and, if necessary under applicable law, adopt the merger agreement.

See Section 11 — “Background of the Offer.”

Conditions

We are not required to complete the offer unless, among other things:

•	at least 17,120,415 Bronco shares have been validly tendered and not withdrawn prior to the expiration of the offer (as may be extended from time to time) (the “Minimum Condition”);

•

the applicable waiting period (and any extension of such applicable waiting period) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or has terminated (the “Antitrust Condition”); and

•

there has been no obligation imposed on Chesapeake or any of its subsidiaries or affiliates to accept, commit to or effect the sale, divestiture or disposition of any assets or businesses of Chesapeake or Bronco or any of their respective subsidiaries or affiliates, or otherwise to take or commit to take actions that after the closing of the transaction would limit Chesapeake’s freedom of action with respect to, or ability to retain, any portion of Chesapeake’s, Bronco’s or any of their subsidiaries’ or affiliates’ business or assets (a “Burdensome Condition”).

Other conditions of the offer are described in Section 14 — “Conditions of the Offer.” We can waive some of the conditions to the offer without the consent of Bronco. We cannot, however, waive the Minimum Condition without the consent of Bronco. See also Section 15 — “Certain Legal Matters; Regulatory Approvals.”

Consummation of the offer is not conditioned on Chesapeake or Purchaser obtaining financing.

Procedures for Tendering

If you wish to accept the offer, this is what you must do:

•

If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with the certificates representing Bronco shares tendered to Computershare Trust Company, N.A., the Depositary for the offer, or follow the procedures for book-entry transfer set forth in Section 3 — “Procedure for Tendering Bronco Shares” of this Offer to Purchase. These materials must reach the Depositary before the offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedure for Tendering Bronco Shares” of this Offer to Purchase.

•

If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the offer expires, you may be able to tender your shares using the enclosed Notice of Guaranteed Delivery. Please call the Information Agent, MacKenzie Partners, Inc., toll free at (800) 322-2885 or collect at (212) 929-5500 for assistance. See Section 3 — “Procedure for Tendering Bronco Shares” for further details.

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•

If you hold your Bronco shares through a broker or bank, you must contact your broker or bank and give instructions that your Bronco shares be tendered. See Section 3 — “Procedure for Tendering Bronco Shares” for further details.

Withdrawal Rights

•

You can withdraw some or all of the Bronco shares that you previously tendered into the offer at any time prior to the expiration date of the offer (as it may be extended). Further, if we have not accepted your shares for payment by June 25, 2011, you may withdraw them at any time after June 25, 2011. Once we accept your tendered Bronco shares for payment upon expiration of the offer, however, you will no longer be able to withdraw them. In addition, you may not withdraw Bronco shares tendered during a subsequent offering period (if we elect to have such a period). To withdraw Bronco shares from the offer, you must deliver a written notice of withdrawal with the required information to Computershare Trust Company, N.A., the Depositary for the offer, while you have the right to withdraw the shares. If you tendered Bronco shares by giving instructions to a broker, bank, trust company or other nominee, you must instruct the broker, bank, trust company or other nominee to arrange to withdraw your Bronco shares. See Section 4 — “Withdrawal Rights.”

Recent Bronco Share Trading Prices

•

The closing price for Bronco shares was $10.40 per share on April 14, 2011, the last full trading day before we announced the merger agreement, and $11.00 per share on April 25, 2011, the last full trading day before the date of this Offer to Purchase. You should obtain a current quote for the market price of Bronco shares. See Section 6 — “Price Range of Bronco Shares; Dividends.”

Before Deciding Whether to Tender, You Should Obtain a Current Market Quotation for the Shares.

•

If the offer is successful, we expect the Bronco shares to continue to be traded on the Nasdaq Global Select Market (“NASDAQ”) until the time of the merger, although we expect trading volume to be significantly below its pre-offer level. Please note that the time period between completion of the offer and the merger may be very short.

Material U.S. Federal Income Tax Considerations

•

In general, your exchange of Bronco shares for cash pursuant to the offer or the merger will be a taxable transaction for U.S. federal income tax purposes. You should consult your tax advisor about the tax consequences to you of tendering your Bronco shares into the offer or the merger in light of your particular circumstances. See Section 5 — “Material U.S. Federal Income Tax Considerations.”

Further Information

•	If you have questions about the offer, you can call the Information Agent:

105 Madison Avenue New York, New York 10016 (212) 929-5500 (Call Collect) or Call Toll-Free (800) 322-2885 Email: tenderoffer@mackenziepartners.com

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Questions and Answers Relating to the Offer

The following are answers to some of the questions you, as a stockholder of Bronco, may have about the offer. We urge you to carefully read the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

Our name is Nomac Acquisition, Inc. We are a Delaware corporation formed for the purpose of making this acquisition. We are an indirect wholly owned subsidiary of Chesapeake Energy Corporation, an Oklahoma corporation. See the “Introduction” to this Offer to Purchase and Section 9 — “Certain Information Concerning Purchaser and Chesapeake.”

Will I have to pay any fees or commissions?

If you are the record holder of your Bronco shares (i.e., a stock certificate has been issued to you) and you directly tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker, banker or other nominee, and your broker tenders your shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. Chesapeake, our parent company, will provide us with sufficient funds to pay for all shares accepted for payment in the offer. We anticipate that we will need approximately $315 million to purchase all Bronco shares validly tendered in the offer, to pay consideration with respect to the outstanding warrant to acquire Bronco shares pursuant to the merger agreement, to pay the merger consideration in connection with the merger of Purchaser into Bronco, which is expected to follow the successful completion of the offer, and to pay related fees and expenses. All or a portion of the approximately $315 million is expected to come from Chesapeake’s cash on hand and/or existing revolving bank credit facility. Completion of the offer is not conditioned upon obtaining or funding of any financing arrangements. See Section 10 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the offer?

No. We do not think our financial condition is relevant to your decision whether to tender Bronco shares and accept the offer because:

•	the offer is being made for all outstanding Bronco shares solely for cash;

•

as described above, we, through our parent company, Chesapeake, will have sufficient funds to purchase all Bronco shares validly tendered, and not withdrawn, in the offer and to provide funding for the payment in respect of the outstanding warrant and the merger of Purchaser into Bronco, which is expected to follow the successful completion of the offer;

•	consummation of the offer is not subject to any financing condition; and

•	if we consummate the offer, we expect to acquire any remaining Bronco shares for the same cash per share price in any subsequent offering period or the merger.

See Section 10 — “Source and Amount of Funds.”

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Have any stockholders of Bronco agreed to tender their Bronco shares?

Yes. In connection with the execution and delivery of the merger agreement, Chesapeake and Purchaser entered into tender support agreements, dated as of April 14, 2011 (the “Tender Support Agreements”), with Third Avenue Management LLC, on behalf of its investment advisory clients, and with Inmobiliaria Carso, S.A. de C.V. and Carso Infraestructura y Construcción, S.A.B. de C.V. We refer to these stockholders as the “Supporting Stockholders.” Pursuant to the applicable Tender Support Agreements, each Supporting Stockholder has agreed to tender, and not withdraw, subject to limited specified exceptions, all outstanding shares beneficially owned by them (or, in the case of Third Avenue, all of the Bronco shares beneficially owned by its investment advisory clients), or acquired by them (or, in the case of Third Avenue, all of the Bronco shares acquired by its investment advisory clients) after such date. We refer to all of the Bronco shares subject to the Tender Support Agreements collectively as the “Subject Shares.” In addition, each of the Supporting Stockholders have agreed, subject to certain exceptions, to vote their respective Subject Shares in favor of the merger and to refrain from disposing of their respective Subject Shares and soliciting alternative acquisition proposals to the merger. Each of the Tender Support Agreements will terminate upon certain circumstances, including upon termination of the merger agreement. As of the date of this Offer to Purchase, the Subject Shares constitute approximately 32% of the outstanding Bronco shares subject to the offer (not including Bronco shares issuable upon exercise of the Warrant). See Section 12 — “Purpose of the Offer; Plans for Bronco; The Merger Agreement; The Tender Support Agreements; Appraisal Rights; Going Private Transactions — The Tender Support Agreements.”

Bronco has advised Chesapeake and Purchaser that, to the best of Bronco’s knowledge, each executive officer and director of Bronco currently intends, subject to compliance with applicable law, including Section 16(b) of the United States Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”), to tender all Bronco shares held of record or beneficially owned by such person into the offer (excluding unvested restricted Bronco shares). As of the date of this Offer to Purchase, Bronco’s directors and executive officers beneficially own, in the aggregate, approximately 498,114, or 1.7%, of the outstanding Bronco shares (excluding unvested restricted Bronco shares).

How do I tender my Bronco shares?

If you wish to accept the offer, this is what you must do:

•

If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with the certificates representing Bronco shares tendered to Computershare Trust Company, N.A., the Depositary for the offer, or follow the procedures for book-entry transfer set forth in Section 3 — “Procedure for Tendering Bronco Shares” of this Offer to Purchase. These materials must reach the Depositary before the offer expires. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Bronco shares tendered are tendered (i) by a registered holder of Bronco shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedure for Tendering Bronco Shares” of this Offer to Purchase.

•

If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the offer expires, you may be able to tender your shares using the enclosed Notice of Guaranteed Delivery. Please call the Information Agent, MacKenzie Partners, Inc., toll free at

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(800) 322-2885 or collect at (212) 929-5500 for assistance. See Section 3 — “Procedure for Tendering Bronco Shares” for further details.

•

If you hold your Bronco shares through a broker or bank, you must contact your broker or bank and give instructions that your Bronco shares be tendered. See Section 3 — “Procedure for Tendering Bronco Shares” for further details.

Will the offer be followed by a merger?

Yes, unless the conditions to the merger are not satisfied or waived. If we accept for payment and pay for at least 17,120,415 Bronco shares, we will be merged with and into Bronco. If the merger takes place, Chesapeake will indirectly own all of the Bronco shares, and all the remaining holders of Bronco shares (other than Chesapeake, Purchaser, Bronco, any wholly owned subsidiaries of Chesapeake or Bronco and any stockholders of Bronco who validly exercise their appraisal rights in connection with the merger as described in Section 12 — “Purpose of the Offer; Plans for Bronco; The Merger Agreement; The Tender Support Agreements; Appraisal Rights; Going Private Transactions — Appraisal Rights”) will receive $11.00 per share in cash (or any higher price per share that is paid in the offer).

Pursuant to the terms of the merger agreement and in order to facilitate a short-form merger following completion of the offer, Bronco has granted to Chesapeake and us an irrevocable option to purchase from it, at a per share price equal to the offer price, a number of Bronco shares that, when added to the number of Bronco shares owned by Chesapeake and us immediately following the consummation of the offer, equals one more Bronco share than 90% of the Bronco shares then outstanding on a fully diluted basis. We refer to this option as the “Top-Up Option.” We may not exercise the Top-Up Option if the number of Bronco shares subject to the Top-Up Option exceeds the number of authorized Bronco shares available for issuance or held in treasury. If we exercise the Top-Up Option or if we acquire more than 90% of the Bronco shares, we intend to consummate a short-form merger under Delaware law, which would not require the approval of Bronco’s stockholders. See Section 12 — “Purpose of the Offer; Plans for Bronco; The Merger Agreement; The Tender Support Agreements; Appraisal Rights; Going Private Transactions — The Merger Agreement.”

Will a meeting of the Bronco stockholders be required to approve the merger?

If Purchaser, Chesapeake or any of its subsidiaries acquire, in the aggregate, at least 90% of the total outstanding Bronco shares entitled to vote on adoption of the merger agreement (the “Short-Form Threshold”), Chesapeake and Purchaser will be able to effect the merger as a short-form merger under Delaware law, without a meeting of the Bronco stockholders and without a vote or any further action by the Bronco stockholders. If the Short-Form Threshold is not met, then under Delaware law, the affirmative vote of the holders of at least a majority of the outstanding Bronco shares entitled to vote will be required to adopt the merger agreement. If a vote of the Bronco stockholders is required, Bronco will, at Chesapeake’s request, take all action necessary in accordance with applicable law, the rules of NASDAQ and Delaware law and Bronco’s organizational documents to duly call, give notice of, convene and hold a meeting of Bronco’s stockholders.

If you successfully complete the offer, what will happen to Bronco’s board of directors?

If we, Chesapeake or any of our respective affiliates accept Bronco shares for payment pursuant to the offer, under the merger agreement, we will become entitled to designate a number of directors to Bronco’s board of directors, rounded to the nearest whole number (and constituting at least a majority of the directors), as will give us representation on Bronco’s board of directors that is in the same proportion to the total number of directors as the percentage of Bronco shares beneficially owned by Chesapeake and its affiliates. In such case, Bronco has

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agreed to use its reasonable best efforts, upon Chesapeake’s request, (1) to either (x) increase the size of Bronco’s board of directors or (y) seek and accept the resignation of such number of Bronco’s directors as is necessary to enable our designees to be elected and (2) to cause our designees to be elected to Bronco’s board of directors. Therefore, if we accept Bronco shares for payment pursuant to the offer, Chesapeake will obtain control of the management of Bronco shortly thereafter. However, prior to the effective time of the merger, the approval of a majority of Bronco’s independent directors then in office who were not designated by us will be required for Bronco to authorize any termination of the merger agreement by Bronco, any amendment of the merger agreement requiring action by Bronco’s board of directors, any extension by Bronco of the time for the performance of any of the obligations or other acts of Chesapeake or Purchaser, or any waiver of any of Bronco’s rights under the merger agreement or other action adversely affecting the rights of Bronco’s stockholders (other than Chesapeake or Purchaser). See Section 12 — “Purpose of the Offer; Plans for Bronco; The Merger Agreement; The Tender Support Agreements; Appraisal Rights; Going Private Transactions.”

Whom can I talk to if I have questions about the offer?

You can call MacKenzie Partners, Inc., toll free at (800) 322-2885 or collect at (212) 929-5500. MacKenzie Partners, Inc. is acting as Information Agent. See the back cover of the Offer to Purchase for additional contact information.

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To the Stockholders of Bronco:

INTRODUCTION

Nomac Acquisition, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Chesapeake Energy Corporation, an Oklahoma corporation (“Chesapeake”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (“Bronco shares”), of Bronco Drilling Company, Inc., a Delaware corporation (“Bronco”), for $11.00 per Bronco share in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “offer”). All references to this Offer to Purchase, the Letter of Transmittal and the offer include any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, respectively. The offer price will be subject to any applicable withholding taxes. Under no circumstances will interest be paid on the offer price, regardless of any extension of the offer or any delay in making payment for the Bronco shares.

If you are a record holder of Bronco shares, you will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Bronco shares pursuant to the offer. However, if you do not complete and sign the Internal Revenue Service Form W-9 that is included in the Letter of Transmittal (or other applicable form), you may be subject to backup withholding at the applicable statutory rate on the gross proceeds payable to you. See Section 3 — “Procedure for Tendering Bronco Shares — Backup U.S. Federal Income Tax Withholding.” Stockholders with Bronco shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine if they will be charged any transaction fees. We will pay all charges and expenses of Computershare Trust Company, N.A. (the Depositary) and MacKenzie Partners, Inc. (the Information Agent) incurred in connection with the offer. See Section 17 — “Fees and Expenses.”

We are making the offer pursuant to an Agreement and Plan of Merger, dated as of April 14, 2011, by and among Chesapeake, Purchaser and Bronco (the “merger agreement”). The merger agreement provides, among other things, that, on the terms and subject to the terms set forth in the merger agreement, after consummation of the offer, Purchaser will merge with and into Bronco (the “merger”), with Bronco continuing as the surviving corporation (the “surviving corporation”) and an indirect wholly owned subsidiary of Chesapeake. At the effective time of the merger (the “merger effective time”), each outstanding Bronco share (other than any Bronco shares held by Chesapeake, Purchaser, Bronco or any wholly owned subsidiary of Bronco or Chesapeake, and any Bronco shares held by stockholders who validly exercise their appraisal rights in connection with the merger as described in Section 12 — “Purpose of the Offer; Plans for Bronco; Appraisal Rights”) will be cancelled and extinguished and automatically converted into the right to receive the offer price per share, without interest. The merger is subject to the satisfaction or waiver of certain conditions described in Section 14 — “Conditions of the Offer.” We can waive some of the conditions to the offer without the consent of Bronco. We cannot, however, waive the Minimum Condition without the consent of Bronco. Section 12 — “Purpose of the Offer; Plans for Bronco; The Merger Agreement; The Tender Support Agreements; Appraisal Rights; Going Private Transactions — The Merger Agreement” contains a more detailed description of the merger agreement. Section 5 — “Material U.S. Federal Income Tax Considerations” describes the material U.S. federal income tax consequences of the sale of Bronco shares in the offer and the merger.

Bronco’s board of directors has unanimously (i) declared that the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger, are fair to, advisable and in the best interests of Bronco and its stockholders and (ii) approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger. BRONCO’S BOARD OF DIRECTORS RECOMMENDS THAT BRONCO’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR BRONCO SHARES INTO THE OFFER.

The offer is conditioned upon, among other things, (1) there being validly tendered in accordance with the terms of the offer, prior to the expiration date of the offer (as it may be extended from time to time) and not withdrawn, at least a majority of the total number of outstanding Bronco shares on a fully diluted basis (which assumes conversion or exercise of all derivative securities of Bronco, regardless of the conversion or exercise price or other terms and conditions of such derivative securities) (excluding from the number of tendered Bronco shares, but not from the outstanding Bronco shares, Bronco shares tendered pursuant to the guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), (2) the expiration or termination of the applicable waiting period (and any extension of such applicable waiting period) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and (3) there having not been imposed, in connection with satisfying the Antitrust Condition, any obligation of Chesapeake or any of its subsidiaries or affiliates to accept, commit to or effect the sale, divestiture or disposition of any assets or businesses of Chesapeake or Bronco or any of their respective subsidiaries or affiliates, or otherwise take or commit to take actions that after the closing of the transaction would limit Chesapeake’s freedom of action with respect to, or ability to retain, any portion of Chesapeake’s, Bronco’s or any of their subsidiaries’ or affiliates’ business or assets. See Section 14 — “Conditions of the Offer” and Section 15 — “Certain Legal Matters; Regulatory Approvals.”

According to Bronco, as of the close of business on April 13, 2011, (i) 28,800,059 Bronco shares were issued and outstanding (including restricted Bronco shares), (ii) 169,134 Bronco shares were held in treasury and (iii) 5,440,770 Bronco shares were reserved for issuance upon exercise of the outstanding warrant. Accordingly, we anticipate that the Minimum Condition would be satisfied if approximately 17,120,415 Bronco shares are validly tendered pursuant to the offer and not withdrawn.

In connection with the execution and delivery of the merger agreement, Chesapeake and Purchaser entered into tender support agreements, dated as of April 14, 2011, with Third Avenue, on behalf of its investment advisory clients, and with Inmobiliaria. Pursuant to the applicable Tender Support Agreements, each Supporting Stockholder has agreed to tender, and not withdraw, subject to limited specified exceptions, all outstanding shares beneficially owned by them (or, in the case of Third Avenue, all of the Bronco shares beneficially owned by its investment advisory clients), or acquired by them (or, in the case of Third Avenue, all of the Bronco shares acquired by its investment advisory clients) after such date. In addition, each of the Supporting Stockholders have agreed, subject to certain exceptions, to vote their respective Subject Shares in favor of the merger and to refrain from disposing of their respective Subject Shares and soliciting alternative acquisition proposals to the merger. Each of the Tender Support Agreements will terminate upon certain circumstances, including upon termination of the merger agreement. As of the date of this Offer to Purchase, the Subject Shares constitute approximately 32% of the outstanding Bronco shares in the offer (not including Bronco shares issuable upon exercise of the Warrant). See Section 12 — “Purpose of the Offer; Plans for Bronco; The Merger Agreement; The Tender Support Agreements; Appraisal Rights; Going Private Transactions — The Tender Support Agreements.”

Upon the time when Bronco shares are first accepted for payment under the offer (the “Appointment Time”), the merger agreement provides that Purchaser will be entitled to designate a number of directors to Bronco’s board of directors, rounded to the nearest whole number (and constituting at least a majority of the directors), as will give Purchaser representation on Bronco’s board of directors that is in the same proportion to the total number of directors as the percentage of Bronco shares beneficially owned by Chesapeake and its affiliates. We currently intend, promptly after consummation of the offer, to exercise this right and to designate officers or employees of Chesapeake or an affiliate of Chesapeake to serve as directors of Bronco. We expect that such representation on Bronco’s board of directors would permit us to exert substantial influence over Bronco’s conduct of its business and operations. However, prior to the merger effective time, the approval of a majority of Bronco’s independent directors then in office who were not designated by Chesapeake will be required for Bronco to authorize any termination of the merger agreement by Bronco, any amendment of the merger agreement requiring action by Bronco’s board of directors, or any extension by Bronco of the time for the performance of any of the obligations or other acts of Chesapeake or Purchaser, any waiver of any of Bronco’s rights under the merger agreement or other action adversely affecting the rights of Bronco’s stockholders (other than Chesapeake or Purchaser). We currently intend, as soon as possible after consummation of the offer, to consummate the merger pursuant to the merger agreement. Following the merger, the directors of Purchaser will be the directors of the surviving corporation.

Pursuant to the merger agreement, we have the option to purchase from Bronco, subject to the terms and conditions set forth in the merger agreement, up to the number of Bronco shares that equal the number of Bronco shares that, when added to the number of Bronco shares owned by Chesapeake and us at the time of such exercise, will constitute one share more than 90% of the Bronco shares outstanding on a fully diluted basis (assuming conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions of such derivative securities), at a price per share equal to the price paid in the offer. This Top-Up Option is to enable us, following our acquisition of Bronco shares pursuant to the offer, to effect the merger as a short-form merger under Delaware law without a vote or any further action by Bronco’s stockholders. The Top-Up Option will not be exercisable if the number of Bronco shares subject to the Top-Up Option exceeds the number of authorized Bronco shares available for issuance or held in treasury. See Section 12 — “Purpose of the Offer; Plans for Bronco; The Merger Agreement; The Tender Support Agreements; Appraisal Rights; Going Private Transactions — The Merger Agreement.”

If Purchaser acquires at least 90% of the total outstanding Bronco shares, Chesapeake and Purchaser will act to effect the merger under the short-form merger provisions of Section 253 of the General Corporation Law of the State of Delaware. See Section 12 — “Purpose of the Offer; Plans for Bronco; The Merger Agreement; The Tender Support Agreements; Appraisal Rights; Going Private Transactions — The Merger Agreement.”

Bronco has advised Chesapeake and Purchaser that, to the best of Bronco’s knowledge, each executive officer and director of Bronco currently intends, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender all Bronco shares held of record or beneficially owned by such person into the offer (excluding unvested restricted Bronco shares). As of the date of this Offer to Purchase, Bronco’s directors and executive officers beneficially own, in the aggregate, approximately 498,114, or 1.7%, of the outstanding Bronco shares (excluding unvested restricted Bronco shares).

The offer is conditioned upon the fulfillment of the conditions described in Section 14 — “Conditions of the Offer.” We can waive some of the conditions to the offer without the consent of Bronco. We cannot, however, waive the Minimum Condition without the consent of Bronco. The offer will expire at 12:00 midnight, New York City time, at the end of Monday, May 23, 2011, unless we extend the offer.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1. Terms of the Offer. Upon the terms and subject to the conditions set forth in the offer, we will accept for payment and pay for all Bronco shares that are validly tendered and not withdrawn in accordance with the procedures set forth in Section 3 — “Procedure for Tendering Bronco Shares” on or prior to the expiration date. “Expiration date” means 12:00 Midnight, New York City time, at the end of Monday, May 23, 2011, unless extended, in which event “expiration date” means the latest time and date at which the offer, as so extended, will expire.

The offer is subject to the conditions set forth in Section 14 — “Conditions of the Offer,” which include, among other things, satisfaction of the Minimum Condition, the Antitrust Condition and there having not been imposed any Burdensome Condition. See Section 15 — “Certain Legal Matters; Regulatory Approvals.” We can waive some of the conditions to the offer without the consent of Bronco. We cannot, however, waive the Minimum Condition without the consent of Bronco. Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any extension or amendment), we will purchase, as promptly as practicable after the expiration of the offer, all Bronco shares validly tendered and not withdrawn prior to the expiration date. We are permitted, if any condition to the offer is not satisfied or waived on any scheduled expiration date, to extend the expiration date for one or more periods of not more than five business days per period. We will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC applicable to the offer. During any extension of the offer, all Bronco shares previously tendered and not withdrawn will remain subject to the offer and subject to your right to withdraw such Bronco shares. See Section 4 — “Withdrawal Rights” and Section 14 — “Conditions of the Offer.”

In accordance with Rule 14d-11 under the Exchange Act and the merger agreement, we expressly reserve the right to provide, at our option, a subsequent offering period following the expiration date. If provided, a subsequent offering period will be an additional period of time, following the expiration of the offer and the purchase of Bronco shares in the offer, during which stockholders may tender any Bronco shares not previously tendered in the offer. If a subsequent offering period is made available, (i) it will remain open for such period or periods as we will specify of at least three business days, (ii) Bronco shares may be tendered in the same manner as was applicable to the offer except that any Bronco shares tendered may not be withdrawn, (iii) we will immediately accept and promptly pay for Bronco shares as they are tendered and (iv) the price per Bronco share will be the same as the offer price. We may extend any initial subsequent offering period by any period or periods, provided that the aggregate duration of the subsequent offering period (including extensions of such subsequent offering period) is no more than 20 business days. Pursuant to Rule 14d-7(a)(2) under the Exchange Act, withdrawal rights do not apply to Bronco shares tendered during a subsequent offering period. A subsequent offering period, if one is provided, is not an extension of the offer, which already would have been completed. For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or other day on which banking institutions are required or authorized by law to be closed in New York, New York or Oklahoma City, Oklahoma and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

We have not at this time made a decision to provide or not to provide a subsequent offering period. If we elect to provide or extend a subsequent offering period, we will make a public announcement of such subsequent offering period or extension no later than 9:00 a.m., New York City time, on the next business day after the expiration date or the date of termination of the prior subsequent offering period.

We also reserve the right to waive, in whole or in part, any of the conditions to the offer and to change the offer price; provided that Bronco’s prior written consent is required for us to (i) reduce the number of Bronco shares subject to the offer, (ii) reduce the offer price, (iii) change or waive the Minimum Condition, (iv) add any conditions to the offer in addition to those set forth in Section 14 — “Conditions of the Offer,” (v) except as described above, extend the expiration date, (vi) change the form of consideration payable in the offer or (vii) amend any term of the offer in a manner adverse to Bronco’s stockholders.

If we make a material change in the terms of the offer or waive a material condition to the offer, we will extend the offer and disseminate additional tender offer materials to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of 10 business days generally must be required to allow adequate dissemination and investor response. Accordingly, if, prior to the expiration date, we increase the consideration to be paid for Bronco shares in the offer, and if the offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase is first published, sent or given in the manner specified below, we will extend the offer at least until the expiration of that period of 10 business days. If, prior to the expiration date, Purchaser increases the consideration being paid for Bronco shares accepted for payment pursuant to the offer, such increased consideration will be paid to all stockholders whose Bronco shares are purchased pursuant to the offer, whether or not such Bronco shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination or amendment of the offer will be followed as promptly as practicable by a public announcement of such extension, termination or amendment. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Bronco has provided us with its stockholder list and security position listings for the purpose of disseminating the offer to holders of Bronco shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Bronco shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Bronco shares.

2. Acceptance for Payment and Payment. Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Bronco shares validly tendered and not properly withdrawn prior to the expiration date promptly after the later of (i) the expiration date and (ii) the satisfaction or waiver of the conditions of the offer set forth in Section 14 — “Conditions of the Offer.” We can waive some of the conditions to the offer without the consent of Bronco. We cannot, however, waive the Minimum Condition without the consent of Bronco. If we provide a subsequent offering period, we will immediately accept and promptly pay for Bronco shares as they are tendered during the subsequent offering period. Notwithstanding the foregoing, subject to the terms and conditions of the merger agreement and any applicable rules and regulations of the SEC, including Rule 14(e)-1(c) under the Exchange Act, we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Bronco shares until satisfaction of all conditions to the offer relating to governmental or regulatory approvals specified in Section 15 — “Certain Legal Matters; Regulatory Approvals.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the offer, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, see Section 15 — “Certain Legal Matters; Regulatory Approvals.”

We will pay for Bronco shares accepted for payment pursuant to the offer by depositing the offer price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depositary, Purchaser’s obligation to make such payment will be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Bronco shares pursuant to the offer.

In all cases (including during any subsequent offering period), payment for Bronco shares that are accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Bronco shares (or of a confirmation of a book-entry transfer of such Bronco shares into the Depositary’s account at the Book-Entry Transfer Facility (defined in Section 3 — “Procedure for Tendering Bronco Shares — Book-Entry Delivery”)), (ii) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees or an Agent’s Message (defined in Section 3 — “Procedure for Tendering Bronco Shares — Book-Entry Delivery”) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal. For a description of the procedure for tendering Bronco shares pursuant to the offer, see Section 3 — “Procedure for Tendering Bronco Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Bronco shares and other required documents occurs at different times.

For purposes of the offer, we will be deemed to have accepted for payment tendered Bronco shares when, as and if we give oral or written notice of our acceptance to the Depositary.

Under no circumstances will we pay interest on the consideration paid for Bronco shares pursuant to the offer, regardless of any extension of the offer or any delay in making such payment.

If we do not accept for payment any tendered Bronco shares pursuant to the offer for any reason, or if you submit certificates for more Bronco shares than are tendered, we will return certificates (or issue new certificates) representing unpurchased or untendered Bronco shares, without expense to you (or, in the case of Bronco shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 — “Procedure for Tendering Bronco Shares,” the Bronco shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration, termination or withdrawal of the offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Bronco shares tendered pursuant to the offer, but any such transfer or assignment will not relieve us of our obligations under the offer or prejudice your rights to receive payment for Bronco shares validly tendered and accepted for payment.

3. Procedure for Tendering Bronco Shares.

Valid Tender of Bronco Shares. Except as set forth below, in order for you to tender Bronco shares into the offer, the Depositary must receive the Letter of Transmittal, properly completed and signed, together with any required signature guarantees or an Agent’s Message in connection with a book-entry delivery of Bronco shares, and any other documents that the Letter of Transmittal requires, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the expiration date and either (i) you must deliver certificates representing tendered Bronco shares to the Depositary or you must cause your Bronco shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Bronco shares into the Depositary’s account at the Book-Entry Transfer Facility or (ii) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Bronco shares and all other required documents, including through the Book-Entry Transfer Facility, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Bronco shares are sent by mail, we recommend you use registered mail with return receipt requested, properly insured, in time to be received on or prior to the expiration date. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Bronco shares pursuant to any one of the procedures described above will constitute your acceptance of the offer, as well as your representation and warranty that (i) you own the Bronco shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Bronco shares complies with Rule 14e-4 under the Exchange Act and (iii) you have the full power and authority to tender, sell, assign and transfer the Bronco shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Bronco shares tendered by you pursuant to the offer will constitute a binding agreement between us with respect to such Bronco shares, upon the terms and subject to the conditions of the offer.

Book-Entry Delivery. The Depositary will establish an account with respect to the Bronco shares for purposes of the offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Bronco shares by causing the Book-Entry Transfer Facility to transfer its Bronco shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Bronco shares may be effected through book-entry transfer, either the Letter of Transmittal properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the expiration date, or the guaranteed delivery procedure described below must be complied with.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Bronco shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Bronco shares tendered are tendered (i) by a registered holder of Bronco shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the certificates for Bronco shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for unpurchased Bronco shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for Bronco shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for Bronco shares, with the signatures on the certificates for Bronco shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the certificates representing the Bronco shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates for Bronco shares.

Guaranteed Delivery. If you wish to tender Bronco shares pursuant to the offer and cannot deliver your Bronco shares and all other required documents to the Depositary by the expiration date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) by the expiration date; and

•

the certificates for all such tendered Bronco shares (or a confirmation of a book-entry transfer of such Bronco shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such notice.

Backup U.S. Federal Income Tax Withholding. Under the U.S. federal income tax laws, the Depositary generally will be required to backup withhold at the applicable statutory rate from any payments made pursuant to the offer unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Internal Revenue Service Form W-9 included in the Letter of Transmittal or otherwise establish an exemption from backup withholding. If you are a nonresident alien or foreign entity, you generally will not be subject to backup withholding if you certify your foreign status on the appropriate Internal Revenue Service Form W-8.

Appointment of Proxy. By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Bronco shares tendered and accepted for payment by us (and any and all other Bronco shares or other securities issued or issuable in respect of such Bronco shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Bronco shares. Such appointment is effective only upon our acceptance for payment of such Bronco shares in accordance with the terms of the offer. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Bronco shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Bronco’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Bronco shares to be validly tendered, immediately upon our acceptance for payment of such Bronco shares, we are able to exercise full voting rights with respect to such Bronco shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Bronco shares pursuant to the offer. The offer does not constitute a solicitation of proxies, absent a purchase of Bronco shares, for any meeting of Bronco’s stockholders.

Determination of Validity. We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Bronco shares, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of Bronco shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Bronco shares. No tender of Bronco shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waivers of any such defect or irregularity or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the offer (including the Letter of Transmittal and the instructions to such Letter of Transmittal) will be final and binding.

4. Withdrawal Rights. Except as described in this Section 4, tenders of Bronco shares made in the offer are irrevocable. You may withdraw tenders of Bronco shares made pursuant to the offer at any time before the expiration date and, unless theretofore accepted for payment as provided in this Offer to Purchase, tenders of Bronco shares may also be withdrawn after June 25, 2011.

If we extend the period of time during which the offer is open, are delayed in accepting for payment or paying for Bronco shares or are unable to accept for payment or pay for Bronco shares pursuant to the offer for any reason, then, without prejudice to our rights under the offer, the Depositary may, on our behalf, retain all Bronco shares tendered, and such Bronco shares may not be withdrawn, except to the extent that you duly exercise withdrawal rights as described in this Section 4 before the expiration date or at any time after June 25, 2011, unless theretofore accepted for payment as provided in this Offer to Purchase.

For your withdrawal to be effective, a written or telegraphic notice of withdrawal with respect to the Bronco shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Bronco shares to be withdrawn, the number of Bronco shares to be withdrawn and the name of the registered holder of Bronco shares, if different from that of the person who tendered such Bronco shares. If the Bronco shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Bronco shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Bronco shares. In addition, such notice must specify, in the case of Bronco shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Bronco shares to be withdrawn or, in the case of Bronco shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Bronco shares. Withdrawals may not be rescinded, and Bronco shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Bronco shares may be retendered at any time before the expiration date by again following any of the procedures described in Section 3 — “Procedure for Tendering Bronco Shares.”

If we provide a subsequent offering period (as described in more detail in Section 1 — “Terms of the Offer”) following the offer, no withdrawal rights will apply to Bronco shares tendered in such subsequent offering period or to Bronco shares previously tendered in the offer and accepted for payment.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5. Material U.S. Federal Income Tax Considerations. The following discussion summarizes the material U.S. federal income tax consequences to U.S. Holders (as defined below) who exchange Bronco shares for cash pursuant to the offer or the merger, and is based upon present law (which may change, possibly with retroactive effect). Due to the individual nature of tax consequences, you are urged to consult your tax advisors as to the specific tax consequences to you of the exchange of Bronco shares for cash pursuant to the offer or the merger, including the effects of applicable state, local, foreign and other tax laws. The following discussion applies only if you hold your Bronco shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders in light of their particular circumstances and does not apply to holders subject to special treatment under the U.S. federal income tax laws (such as, for example, financial institutions, dealers in securities, commodities or foreign currency, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, banks and certain other financial institutions, tax-exempt organizations, former citizens or residents of the United States, U.S. expatriates, stockholders that are pass-through entities or the investors in such pass-through entities, regulated investment companies, real estate investment trusts, stockholders whose “functional currency” is not the U.S. dollar, investors liable for the alternative minimum tax, controlled foreign corporations, passive foreign investment companies, U.S. expatriates, persons who are not U.S. Holders (as defined below), persons who hold shares as part of a hedge, straddle, constructive sale or conversion transaction, persons who acquired their Bronco shares through the exercise of employee stock options or otherwise as compensation, and persons who hold or have held directly, indirectly or constructively more than 5% of the outstanding Bronco shares or affiliates of such persons). This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, and any state, local or foreign tax consequences, nor does it address any U.S. federal tax considerations other than those pertaining to the U.S. federal income tax. We have not sought, nor do we expect to seek, any ruling from the Internal Revenue Service with respect to the matters discussed below. There can be no assurances that the Internal Revenue Service will not take a different position concerning the tax consequences of the exchange of Bronco shares for cash pursuant to the offer or the merger or that any such position would be sustained. This discussion also assumes that the Bronco shares are not United States real property interests within the meaning of Section 897 of the Code.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Bronco shares that is a citizen or resident of the United States, a corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia, an estate that is subject to U.S. federal income tax on its worldwide income from all sources and a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulation to be treated as a U.S. person. If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Bronco shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Persons holding Bronco shares through a partnership should consult their own tax advisors regarding the tax consequences of exchanging the Bronco shares for cash pursuant to the offer, during a subsequent offering period or pursuant to the merger.

A U.S. Holder’s exchange of Bronco shares for cash pursuant to the offer or the merger will be a taxable transaction for U.S. federal income tax purposes. In general, if a U.S. Holder exchanges Bronco shares for cash pursuant to the offer or the merger, the U.S. Holder will recognize gain or loss equal to the difference between the U.S. Holder’s adjusted tax basis in the Bronco shares exchanged pursuant to the offer or the merger and the amount of cash received in exchange therefor (determined before any deductions). Gain or loss will be determined separately for each block of Bronco shares (i.e., Bronco shares acquired for the same cost in a single transaction) exchanged pursuant to the offer or the merger. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Bronco shares is more than one year as of the date of the exchange of such shares. Long-term capital gains of noncorporate taxpayers generally are subject to U.S. federal income tax at preferential rates. The deduction of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Proceeds from the sale of Bronco shares pursuant to the offer or the merger generally are subject to information reporting, and may be subject to backup withholding at the applicable statutory rate if the stockholder or other payee fails to provide a valid taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of the person subject to backup withholding generally will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained, provided that the required information is timely furnished to the Internal Revenue Service. See Section 3 — “Procedure for Tendering Bronco Shares — Backup U.S. Federal Income Tax Withholding.”

6. Price Range of Bronco Shares; Dividends. Bronco shares are listed and principally traded on NASDAQ under the symbol “BRNC.” The following table sets forth for the periods indicated the high and low sales prices per share on NASDAQ as reported in published financial sources:

	High	Low
FY 2009
First Quarter	$6.68	$3.65
Second Quarter	6.68	4.09
Third Quarter	7.54	3.34
Fourth Quarter	8.64	4.60
FY 2010
First Quarter	$6.50	$4.60
Second Quarter	5.07	3.34
Third Quarter	4.22	3.40
Fourth Quarter	8.07	3.95
FY 2011
First Quarter	$11.63	$6.12
Second Quarter (through April 25, 2011)	11.48	9.45

Bronco has not paid cash dividends during the last two years. Pursuant to the terms of the merger agreement, Bronco has agreed to not declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned subsidiary of Bronco to Bronco or a wholly owned subsidiary of Bronco.

On April 14, 2011, the last full trading day before the announcement of the offer and the possible merger, the reported closing sales price per Bronco share on NASDAQ in published financial sources was $10.40. On April 25, 2011, the last full trading day before the date of this Offer to Purchase, the reported closing sales price per Bronco share on NASDAQ was $11.00. Before deciding whether to tender, you should obtain a current market quotation for Bronco shares.

7. Possible Effects of the Offer on the Market for Bronco Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for Bronco Shares. If the offer is consummated but the merger does not take place, the number of stockholders, and the number of Bronco shares that are still in the hands of the public, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Bronco shares held by Bronco’s stockholders other than Purchaser. We cannot predict whether the reduction in the number of Bronco shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Bronco shares or whether such reduction would cause future market prices to be greater or less than the price paid in the offer. If the merger is consummated, stockholders not tendering their Bronco shares in the offer will receive cash in an amount equal to the price per Bronco share paid in the offer. Therefore, if the merger takes place, the only difference between tendering and not tendering Bronco shares in the offer is that tendering stockholders will be paid earlier.

Stock Exchange Listing. Depending upon the number of Bronco shares purchased pursuant to the offer, the Bronco shares may no longer meet the standards for continued listing on NASDAQ. The rules of NASDAQ establish certain criteria that, if not met, could lead to the delisting of the Bronco shares from NASDAQ. Among such criteria are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Bronco shares pursuant to the offer, the Bronco shares no longer meet the requirements of NASDAQ for continued listing and the listing of Bronco shares is discontinued, the market for Bronco shares could be adversely affected.

If NASDAQ were to delist Bronco shares (which we intend to cause Bronco to seek if we acquire control of Bronco and the Bronco shares no longer meet the NASDAQ listing requirements), it is possible that the Bronco shares would trade on another securities exchange or in the over-the-counter market and that price quotations for Bronco shares would be reported by such exchange or other sources. The extent of the public market for Bronco shares and availability of such quotations would, however, depend upon such factors as the number of holders and the aggregate market value of the publicly held Bronco shares remaining at such time, the interest in maintaining a market in Bronco shares on the part of securities firms, the possible termination of registration of Bronco shares under the Exchange Act as described below and other factors.

Registration under the Exchange Act. The Bronco shares are currently registered under the Exchange Act. The purchase of Bronco shares pursuant to the offer may result in Bronco shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of Bronco to the SEC if the Bronco shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of Bronco shares under the Exchange Act, assuming there are no other securities of Bronco subject to registration, would substantially reduce the information required to be furnished by Bronco to holders of Bronco shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholders’ meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to Bronco. Furthermore, “affiliates” of Bronco and persons holding “restricted securities” of Bronco may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Bronco shares under the Exchange Act were terminated, Bronco shares would no longer be “margin securities” or eligible for stock exchange listing. We believe that the purchase of the Bronco shares pursuant to the offer may result in the Bronco shares becoming eligible for deregistration under the Exchange Act, and it would be our intention to cause Bronco to terminate registration of the Bronco shares under the Exchange Act as soon after consummation of the offer as the requirements for termination of registration of the Bronco shares are met.

If registration of the Bronco shares under the Exchange Act is not terminated prior to the merger, then the registration of the Bronco shares under the Exchange Act and the listing of the Bronco shares on NASDAQ will be terminated following the completion of the merger.

Margin Regulations. The Bronco shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Bronco shares pursuant to the offer, the Bronco shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning Bronco. Bronco is a Delaware corporation that commenced operations in 2001, with principal executive offices at 16217 North May Avenue, Edmond, Oklahoma 73013. The telephone number of Bronco’s principal executive offices is (405) 242-4444.

Except as specifically set forth in this Offer to Purchase, the information concerning Bronco contained in this Offer to Purchase has been taken from or is based upon information furnished by Bronco or its representatives or upon publicly available documents and records on file with the SEC. The summary information set forth below is qualified in its entirety by reference to Bronco’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained in this Offer to Purchase based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning Bronco, whether furnished by Bronco or contained in such documents and records, or for any failure by Bronco to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

Bronco provides contract land drilling services to oil and gas exploration and production companies throughout the United States. Bronco commenced operations in 2001 with the purchase of one stacked 650-horsepower drilling rig that Bronco refurbished and deployed. Bronco subsequently made selective acquisitions of both operational and inventoried drilling rigs, as well as ancillary equipment. Bronco’s management team has significant experience not only with acquiring rigs, but also with building, refurbishing and deploying inventoried rigs. Bronco has successfully refurbished and brought into operation 25 inventoried drilling rigs during the period from November 2003 through December 2010. In addition, Bronco has a 41,000 square foot machine shop in Oklahoma City, which allows Bronco to build, refurbish and repair its rigs and equipment in-house. This facility, which complements Bronco’s two drilling rig refurbishment yards, significantly reduces Bronco’s reliance on outside machine shops and the attendant risk of third-party delays in Bronco’s rig building and refurbishment programs.

Additionally, Bronco has exposure to the international drilling market through a 20% equity investment in Bronco Drilling MX, S.A. de C.V., a company organized under the laws of Mexico (“Bronco MX”). Bronco MX provides contract land drilling services and leases land drilling rigs to Petroleos Mexicanos (“PEMEX”), and/or companies contracted with PEMEX. Bronco also has a 25% equity investment in Challenger Limited, a company organized under the laws of the Isle of Man (“Challenger”). Challenger is an international provider of contract land drilling and workover services to oil and natural gas companies with its principal operations in Libya.

Additional Information. Bronco is subject to the informational and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy any such reports, statements or other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Bronco’s filings are also available to the public from commercial document retrieval services and at the SEC’s Web site at http://www.sec.gov.

Bronco Projections. Bronco’s management prepares projections of its expected financial performance as part of its ongoing management of the business. Bronco does not, as a matter of course, make public any specific forecasts or projections as to its future financial performance. However, in connection with Chesapeake’s due diligence, Bronco made available certain projected and budgeted financial information concerning Bronco to Chesapeake. In addition, Bronco provided the same information to its own financial advisor, Johnson Rice & Company, L.L.C. (“Johnson Rice”). Bronco advised Chesapeake that Bronco’ internal financial forecasts (upon which the projections provided to Chesapeake were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

The inclusion of the projections in this Offer to Purchase should not be regarded as an indication that any of Chesapeake, Purchaser, Bronco or their respective affiliates or representatives considered or now considers the projections to be a reliable prediction of future events, and this information should not be relied upon as such. These projections are being provided in this document only because Bronco made them available to Chesapeake in connection with Chesapeake’s due diligence review of Bronco and are not being provided to influence any stockholder of Bronco to make any investment decision with respect to the offer or any other purpose. None of Chesapeake, Purchaser, Bronco or any of their respective affiliates or representatives assume any responsibility for the validity, reasonableness, accuracy or completeness of the financial projections described below, nor do they make any representation to any person regarding the projections. None of Chesapeake, Purchaser, Bronco or any of their affiliates or representatives intends to, and each of them disclaims any obligation to, update, revise or correct the projections if any of it is or becomes inaccurate (even in the short term). In this regard, investors are cautioned not to place undue reliance on the projected information provided.

It is Chesapeake’s understanding that the projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”). In addition, it is Chesapeake’s understanding that neither Bronco’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

Bronco has advised that the financial projections reflect numerous estimates and assumptions (not all of which were provided to Chesapeake) made by Bronco with respect to industry performance, general business, economic, competitive, regulatory, market and financial conditions and other future events, as well as matters specific to Bronco’s business, such as day rates, rig utilization, competition and levels of operating expenses, all of which are difficult to predict and many of which are beyond Bronco’s control. The financial projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and frequent revisions attributable to the volatility of Bronco’s industry and based on actual experience and business developments. As such, the financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, Bronco’s performance and ability to achieve strategic goals over the applicable period, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the factors described under “Risk Factors” in Bronco’s Annual Report on Form 10-K for the year ended December 31, 2010, and in Bronco’s other filings with the SEC. The financial projections cannot, therefore, be considered a guaranty of future operating results, and the projections should not be relied upon as such.

The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Bronco contained in Bronco’s public filings with the SEC. The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the offer, the merger or the other transactions contemplated by the merger agreement. Further, the financial projections do not take into account the effect of any failure of the offer to be consummated and should not be viewed as accurate or continuing in that context. Stockholders are cautioned not to place undue, if any, reliance on the financial projections included in this Offer to Purchase.

The financial projections included the following estimates of Bronco’s future financial performance:

	Projected Fiscal Year Ending December 31,
	2011E	2012E
	($ in thousands, except per share data)
Revenues	$151,321	$176,499
Net Income	$12,589	$25,121
Fully Diluted Earnings per Share	$0.45	$0.88

Operating Income	$20,216	$39,601
Less: Taxes	—	—
Plus: Depreciation	21,162	21,552
Less: Capital Expenditures	52,653	13,269
Less: Changes in Working Capital	1,312	7,554

Free Cash Flow (1)	$(12,587)	$40,330

EBITDA (2)	$41,202	$61,953

(1)	Free Cash Flow is not a measurement under GAAP and may differ from non-GAAP measures used by other companies. Free Cash Flow represents cash flow from operations plus depreciation minus taxes and capital expenditures and adjusting for any changes in working capital, as presented above.

(2)	EBITDA is not a measurement under GAAP and may differ from non-GAAP measures used by other companies. Bronco’s management believes that using EBITDA as a metric can enhance an overall understanding of Bronco’s expected financial performance from ongoing operations, and EBITDA was used by Bronco’s management for that purpose. EBITDA represents net income before interest expense, income tax, and depreciation, depletion and amortization. The following table reconciles projected EBITDA to projected net income for the future periods presented:

	Projected Fiscal Year Ending December 31,
	2011E	2012E
Net Income	$12,589	$25,121
Depreciation Expense	21,162	21,552
Interest Expense	215	208
Tax Expense	7,236	15,072

EBITDA	$41,202	$61,953

9. Certain Information Concerning Purchaser and Chesapeake. Purchaser is a Delaware corporation incorporated on April 13, 2011, with principal executive offices at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. The telephone number of our principal executive offices is (405) 848-8000. To date, we have engaged in no activities other than those incidental to our formation, entry into the merger agreement and commencement of the offer. Purchaser is a direct wholly owned subsidiary of Nomac Drilling, L.L.C., an Oklahoma limited liability company, which is a direct wholly owned subsidiary of Chesapeake Operating Inc., an Oklahoma corporation. Chesapeake Operating, Inc. is a direct wholly owned subsidiary of Chesapeake.

Chesapeake is an Oklahoma corporation, with principal executive offices at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, telephone number (405) 848-8000. Chesapeake is the second-largest producer of natural gas and a top 15 producer of oil and natural gas liquids in the United States. As of February 28, 2011, Chesapeake owned interests in approximately 46,000 producing natural gas and oil wells that were producing approximately 3.0 billion cubic feet of natural gas equivalent per day, 87% of which was natural gas.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Chesapeake and Purchaser and certain other information are set forth on Schedule I to this Offer to Purchase.

Except as described elsewhere in this Offer to Purchase or in Schedule I: (i) none of Purchaser, Chesapeake and, to Purchaser’s and Chesapeake’s knowledge, the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Chesapeake, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Bronco shares or any other equity securities of Bronco; (ii) none of Chesapeake, Purchaser and, to Chesapeake’s and Purchaser’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in Bronco shares or any other equity securities of Bronco during the past 60 days; (iii) none of Chesapeake, Purchaser and, to Chesapeake’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Bronco (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Chesapeake, Purchaser, their subsidiaries or, to Chesapeake’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Bronco or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (v) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Chesapeake, Purchaser, their subsidiaries or, to Chesapeake’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Bronco or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (vi) none of Chesapeake, Purchaser and, to Chesapeake’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (vii) none of Chesapeake, Purchaser and, to Chesapeake’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

We do not believe our financial condition or the financial condition of Chesapeake is relevant to your decision whether to tender your Bronco shares and accept the offer because (i) the offer is being made for all outstanding Bronco shares solely for cash, (ii) consummation of the offer is not subject to any financing condition, (iii) if we consummate the offer, we expect to acquire all remaining Bronco shares for the same cash price in the merger and (iv) Chesapeake will have, and will arrange for us to have, sufficient funds to purchase all Bronco shares validly tendered and not properly withdrawn in the offer and to acquire the remaining outstanding Bronco shares in the merger.

Additional Information. Chesapeake is subject to the informational requirements of the Exchange Act and, in accordance with the Exchange Act, files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Chesapeake is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with Chesapeake. Such reports, proxy statements and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to Bronco in Section 8 — “Certain Information Concerning Bronco.”

10. Source and Amount of Funds. We will need approximately $315 million to purchase all Bronco shares pursuant to the offer, to pay consideration with respect to the outstanding warrant to acquire Bronco shares pursuant to the merger agreement and to complete the merger and to pay the consideration in respect of Bronco shares converted in the merger into the right to receive the same per Bronco share amount paid in the offer. Chesapeake will provide us with sufficient funds to satisfy these obligations. All or a portion of the approximately $315 million is expected to come from Chesapeake’s cash on hand and/or existing revolving credit facility. Completion of the offer is not conditioned upon obtaining or funding of any financing arrangements.

11. Background of the Offer.

As a part of its business strategy, Chesapeake continually reviews opportunities for business combinations within the oil and gas exploration and production industry. In this connection, Chesapeake had identified Bronco as a company that was in a business segment of potential interest.

On October 27, 2010, a representative of Jefferies & Company, Inc. (“Jefferies”) contacted Zachary M. Graves, Bronco’s Executive Vice President of Operations, and suggested that Chesapeake was interested in growing its service assets as part of its ongoing vertical integration strategy and to meet drilling commitments and growth targets. In the event that Chesapeake was interested in acquiring Bronco, Mr. Graves and the representative of Jefferies discussed that it might result in a superior offer than could be obtained from another service company or financial buyer. Mr. Graves indicated that Bronco was willing to explore any transaction that offered the opportunity to enhance stockholder value, subject to appropriate authorization by the Bronco Board.

On October 29, 2010, a representative of Jefferies called Mr. Graves to confirm that Chesapeake was interested in discussing a potential acquisition of Bronco.

On November 1, 2010, a representative of Jefferies sent an email to Mr. Graves suggesting a meeting at Chesapeake’s offices in Oklahoma City, Oklahoma, on November 10th or 11th to discuss a potential transaction with Chesapeake.

On November 5, 2010, Jefferies provided a form of confidentiality agreement to management of Bronco and Chesapeake. The same day, a representative of Jefferies discussed with Bronco holding a meeting with representatives of Chesapeake on November 9, 2010, followed by a senior management meeting on November 10, 2010.

On November 9, 2010, Chesapeake and Bronco negotiated and executed a confidentiality agreement. The same day, Mr. Graves and Bruce Humphries, Bronco’s Senior Vice President of Rig Technology, met with representatives of Chesapeake to review Bronco’s rig fleet and operations in detail.

On November 10, 2010, Aubrey K. McClendon, Chesapeake’s Chairman of the Board of Directors and Chief Executive Officer, Domenic J. Dell’Osso, Jr., Chesapeake’s Chief Financial Officer, and other representatives of Chesapeake’s management met with Messrs. Harrison, Graves, Dubberstein and Porter of Bronco, together with Jefferies, at which meeting they discussed Bronco’s business, rig fleet and initiatives to reduce its indebtedness, including Bronco’s strategic divestiture of some of its drilling rigs that were not suited to horizontal drilling in domestic shale plays. At the meeting, discussions ensued regarding additional financial and operational information that Chesapeake would require before it could establish a value for Bronco.

On November 11, 2010, a representative of Jefferies contacted Mr. Graves to arrange a meeting at Chesapeake for November 12, 2010.

On November 12, 2010, Mr. Dell’Osso and Bryan Lemmerman, Chesapeake’s Director of Finance, met with Messrs. Graves and Porter at Chesapeake’s offices in Oklahoma City at which meeting Messrs. Graves and Porter provided to Messer. Dell’Osso and Lemmerman the additional financial and operational information requested by Chesapeake. The same day, a representative of Jefferies sent Mr. Graves a proposed timeline for negotiations regarding a potential transaction with Chesapeake.

On November 23, 2010, Mr. McClendon called Mr. Harrison, stating that Chesapeake would be interested in acquiring Bronco for approximately $200 million in cash, representing approximately $6.75 per Bronco share in cash, a 36% premium to the closing price of Bronco’s common stock of $4.96 per Bronco share on the previous trading day. Mr. Harrison indicated that he would discuss the matter with Bronco’s board of directors. Later that day, Mr. Harrison called Mr. McClendon and requested a written offer letter.

On November 26, 2010, Mr. Harrison reiterated his request that Mr. McClendon formalize Chesapeake’s proposal in a letter, while indicating that he did not believe that $6.75 per share would be sufficient to gain Bronco’s board of directors’ support. The same day, Mr. McClendon sent a letter to Mr. Harrison affirming Chesapeake’s interest in acquiring Bronco in an all cash transaction valued at $6.75 per Bronco share, subject only to the completion of customary due diligence and the negotiation of mutually acceptable definitive documentation. In the letter, Mr. McClendon requested a response by 5:00 pm, Central Time, December 3, 2010.

On November 29, 2010, Mr. McClendon met with Mr. Harrison and was advised by Mr. Harrison that Bronco’s board of directors had been apprised of the proposal letter and was in the process of considering it and that Mr. Harrison expected a response prior to the deadline contained in Mr. McClendon’s letter.

On December 2, 2010, Mr. McClendon was informed by Mr. Harrison that Bronco might be interested in a transaction with Chesapeake if Chesapeake’s offer were improved to $7.50 per share, a 55% premium to the closing price of Bronco’s common stock of $4.83 per share the previous day. Mr. McClendon stated that he considered that a rejection of Chesapeake’s offer.

On December 6, 2010, Mr. McClendon sent a letter to Mr. Harrison withdrawing Chesapeake’s proposal letter dated November 26, 2010, stating that Chesapeake might be interested in revisiting a potential transaction with Bronco after year-end. The parties had no further discussions regarding a potential transaction until March 27, 2011.

On March 27, 2011, Mr. Harrison contacted Mr. McClendon to arrange a meeting at Chesapeake’s offices on the evening of March 27, 2011, to determine whether it made sense for the parties to revisit a potential transaction. At the meeting, Messrs. McClendon and Harrison were joined by Mr. Dell’Osso. At the conclusion of the meeting, the parties agreed to consider future discussions regarding a potential transaction without committing to a specific meeting date or schedule.

On March 30, 2011, a representative of Jefferies contacted Mr. Graves and requested updated financial information for Bronco, and later that day Johnson Rice, Bronco’s financial advisor, supplied Jefferies with the requested information.

On March 31, 2011, Mr. Lemmerman requested updated operating information for Bronco, including information regarding Bronco’s drilling fleet and its announced new-build program.

From March 31, 2011 through April 11, 2011, Jefferies requested from Johnson Rice certain additional financial and operating data for Bronco, which was supplied by Johnson Rice and Bronco’s management.

On April 4, 2011, Mr. McClendon sent a letter to Mr. Harrison indicating that Chesapeake remained interested in a potential acquisition of Bronco and that, based upon the increase in Bronco’s share price since Chesapeake’s initial proposal, it had revisited its valuation metrics and was prepared to offer $11.00 per share in cash, representing an approximate 14% premium to the thirty day average market price of Bronco shares and a 45% premium to the ninety day average price. The letter indicated that the proposal was subject only to the completion of customary due diligence and the negotiation and execution of mutually acceptable definitive documentation. The same day, Messrs. McClendon and Harrison discussed Chesapeake’s proposal, during which Mr. Harrison requested that Chesapeake increase the price it had offered for Bronco, to which Mr. McClendon responded that Chesapeake was not willing to increase its offer. After discussion, Mr. McClendon advised that Chesapeake would require tender support agreements from Bronco’s two largest stockholders as a condition to the transaction.

On April 7, 2011, Messrs. Harrison and Graves met with Mr. McClendon at Chesapeake’s offices in Oklahoma City, Oklahoma and requested that Chesapeake improve its offer relative to the recent trading price of Bronco shares, which earlier in the week had closed higher than Chesapeake’s offer. Mr. McClendon responded that Chesapeake was not willing to increase the price that it had offered. The parties agreed to progress with the production and negotiation of definitive documentation for the proposed transaction pending further deliberations regarding price.

On April 8, 2011, Chesapeake’s board of directors met to discuss various aspects of a potential acquisition of Bronco by Chesapeake. At this meeting, Chesapeake’s board of directors authorized senior management to continue discussions with Bronco relating to such acquisition.

Also on April 8, 2011, Mr. McClendon notified Mr. Harrison that a draft merger agreement would be available by the evening of April 10th, at the earliest. Mr. Harrison again requested that Chesapeake consider increasing the price that it had offered for Bronco, and Mr. McClendon again indicated that Chesapeake was unwilling to do so, and that $11.00 per share was its final price. On April 8, 2011, the closing price of Bronco’s common stock had fallen to $10.40 per share.

On April 10, 2011, Mr. McClendon forwarded a draft merger agreement to Mr. Harrison. The draft merger agreement contemplated, among other things, a two-step transaction in which Chesapeake would commence a tender offer for all of the outstanding Bronco shares, followed by a merger in which all remaining stockholders of Bronco (other than any Bronco shares held by Chesapeake, Purchaser, Bronco or any wholly owned subsidiary of Bronco or Chesapeake, and any Bronco shares held by stockholders who validly exercise their appraisal rights in connection with the merger) would receive the same consideration as paid in the tender offer. The tender price and the merger consideration, although not reflected in the draft merger agreement, were at Chesapeake’s offer price of $11.00 per Bronco share, without interest. The conditions to the proposed transaction in the draft merger agreement also contemplated the receipt of executed tender offer support agreements from Bronco’s two largest stockholders, Third Avenue Management LLC, and Inmobiliaria Carso, S.A. de C.V. and Carso Infraestructura y Construcción, S.A.B. de C.V., regarding Bronco shares that they beneficially owned and that constituted, in the aggregate, approximately 32% of Bronco’s common stock.

On April 12, 2011, Johnson Rice contacted Jefferies and asked that it communicate to Chesapeake that it consider increasing its offer for Bronco to $11.50 per share. On April 12, 2011, representatives of each of Third Avenue and Inmobiliaria indicated to Bronco that each of such stockholder would be willing to support a potential transaction with Chesapeake at an offer price of $11.00 per Bronco share, without interest, subject to the negotiation of acceptable documentation. Bronco conveyed this willingness to Chesapeake and requested that draft tender support agreements be provided to Bronco.

In the afternoon of April 12, 2011, Wachtell, Lipton, Rosen & Katz (“Wachtell, Lipton”), as counsel to Chesapeake, delivered a draft tender support agreement to Bronco. The draft tender support agreement contemplated, among other things, subject to limited specified exceptions, that the stockholder executing the tender support agreement would tender into the offer, and not withdraw, all outstanding shares beneficially owned by them as of the date of the tender support agreement or acquired by them after such date. In addition, the tender support agreement also contemplated that the stockholder executing the tender support agreement would, subject to certain exceptions, vote its Bronco shares in favor of the merger and refrain from disposing of its Bronco shares and soliciting alternative acquisition proposals to the merger. Bronco transmitted the draft tender support agreement to each of Third Avenue and Inmobiliaria.

In the morning of April 13, 2011, representatives of Chesapeake and Bronco, together with their respective financial and legal advisors, held a telephonic conference to discuss certain aspects of the draft merger agreement, including Bronco’s request that (1) the merger agreement include a “go shop” provision allowing Bronco to seek alternative takeover proposals after the execution of the proposed merger agreement, (2) the termination fee payable by Bronco under the circumstances set forth in the merger agreement be lowered to 3%

from 4.75% of the equity value of Bronco (as proposed by Chesapeake) and (3) the “tail” period during which the termination fee is payable by Bronco if an alternative transaction is entered into during such period be shortened to 9 months from 18 months from the termination of the merger agreement (as proposed by Chesapeake). In response, Chesapeake indicated that it was willing to lower the termination fee to 4% of the equity value of Bronco and to shorten the “tail” period to 15 months from the termination of the merger agreement. Later that evening, Thompson & Knight, counsel to Bronco, delivered a revised version of the merger agreement to Wachtell Lipton that incorporated the items discussed on the earlier conference call, as well as a draft of the disclosure schedules to the merger agreement that had been prepared by Bronco. Negotiations between Chesapeake and Bronco, and their respective counsel, regarding the merger agreement continued until it was agreed upon through the execution of the merger agreement on April 14, 2011. During this period, simultaneous negotiations were ongoing regarding the terms of the tender support agreements.

Also on April 13, 2011, Messrs. Dell’Osso and Lemmerman met with Messrs. Graves and Porter to discuss various operational matters affecting Bronco that were reflected in the disclosure schedules delivered to Chesapeake the previous day. Later, they were joined by members of Chesapeake’s human resources department and discussed the compensation and benefits received by Bronco’s field employees and related matters. The same day, Jefferies responded to Johnson Rice that Chesapeake had responded that $11.00 per share was Chesapeake’s final and best offer.

In the early morning of April 14, 2011, Wachtell Lipton provided a revised draft of the merger agreement to Thompson & Knight. The revised draft of the merger agreement contemplated a termination fee of 3.85% of the equity value of Bronco and a “tail” period of 15 months from the termination of the merger agreement. In addition, in response to comments from Thompson & Knight, it also included more permissive language relating to the ability of Bronco’s board of directors to take certain actions in response to an unsolicited alternative takeover proposal.

Later in the morning of April 14, 2011, representatives of Bronco contacted representatives of Chesapeake to request that the termination fee be further lowered to 3.5% of the equity value of Bronco and that the “tail” period be shortened to 12 months from the termination of the merger agreement. Bronco and Chesapeake then held a telephonic conference, together with their respective financial and legal advisors, during which Chesapeake and Bronco agreed to a termination fee of 3.85% of the equity value of Bronco and a “tail” period of 12 months after termination of the merger agreement.

Later in the afternoon of April 14, 2011, Chesapeake’s board of directors held a special telephonic meeting. At that meeting, management and representatives of Wachtell Lipton discussed the status of the negotiations with Bronco. Representatives of Wachtell Lipton also provided members of Chesapeake’s board of directors with a summary of the terms of the proposed merger agreement. Following discussion among the members of Chesapeake’s board of directors, Chesapeake’s board of directors approved the merger agreement and the transactions contemplated by the merger agreement.

During the evening of April 14, 2011, the merger agreement was executed by officers of Chesapeake and Bronco, and, Third Avenue and Inmobiliaria each executed tender support agreements in which they agreed, among other things, to tender all of the shares of Bronco common stock beneficially owned by them or over which they otherwise have dispositive power to Chesapeake in the tender offer contemplated in the merger agreement.

On April 15, 2011, before the opening of trading in their respective stocks, Chesapeake and Bronco issued a joint press release publicly announcing the execution of the merger agreement and the execution of the Tender Support Agreements by Third Avenue and Inmobiliaria. A copy of the press release has been filed under cover of a Schedule TO by Chesapeake with the SEC on April 15, 2011 and is incorporated by reference.

Since the announcement of the merger agreement and the Tender Support Agreements, seven putative class action lawsuits have been filed by purported stockholders of Bronco. See Section 15 — “Certain Legal Matters; Regulatory Approvals.”

On April 26, 2011, the offer was commenced.

12. Purpose of the Offer; Plans for Bronco; The Merger Agreement; The Tender Support Agreements; Appraisal Rights; Going Private Transactions.

(a) Purpose of the Offer. The purpose of the offer and the merger is to acquire control of, and the entire equity interest in, Bronco. The offer, as the first step in the acquisition of Bronco, is intended to facilitate the acquisition of all of the Bronco shares. The purpose of the merger is to acquire all capital stock of Bronco not purchased pursuant to the offer or otherwise.

(b) Plans for Bronco. Upon the purchase of Bronco shares pursuant to the offer, the merger agreement provides that we will be entitled to designate a number of directors to Bronco’s board of directors, rounded to the nearest whole number (and constituting at least a majority of the directors), as will give us representation on Bronco’s board of directors that is in the same proportion to the total number of directors as the percentage of Bronco shares beneficially owned by Chesapeake and its affiliates. In such case, Bronco has agreed to use its reasonable best efforts, upon Chesapeake’s request, (1) to either (x) increase the size of Bronco’s board of directors or (y) seek and accept the resignation of such number of Bronco’s directors as is necessary to enable our designees to be elected and (2) to cause our designees to be elected to Bronco’s board of directors. We currently intend, promptly after consummation of the offer, to designate one or more persons who are likely to be employees of Chesapeake or its affiliates to serve as directors of Bronco. We expect that such representation on Bronco’s board of directors would permit us to exert substantial influence over Bronco’s conduct of its business and operations.

Pursuant to the merger agreement, following our acceptance for payment of the Bronco shares pursuant to the offer, we have the irrevocable option to purchase from Bronco, subject to certain limitations, the number of Bronco shares that equal the number of Bronco shares that, when added to the number of Bronco shares owned by Chesapeake and us at the time of such exercise, will constitute one share more than 90% of the Bronco shares outstanding on a fully diluted basis (assuming conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions of such derivative securities), at a price per share equal to the price paid in the offer.

If we accept for payment and pay for at least a majority of the outstanding Bronco shares on a fully diluted basis, we expect to merge with and into Bronco. We currently intend, as soon as possible after consummation of the offer, to consummate the merger pursuant to the merger agreement. Following the merger, the directors of Purchaser will be the directors of the surviving corporation.

If Purchaser acquires at least 90% of the total outstanding Bronco shares, Chesapeake and Purchaser will act to effect the merger under the short-form merger provisions of Section 253 of the General Corporation Law of the State of Delaware.

Based on available information, we are conducting a detailed review of Bronco and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances that exist upon completion of the offer. We will continue to evaluate the business and operations of Bronco during the pendency of the offer and after the consummation of the offer and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of Bronco’s business, operations, capitalization and management with a view to optimizing development of Bronco’s potential in conjunction with Chesapeake’s existing businesses. Possible changes could include changes in

Bronco’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, or dividend policy, although, except as disclosed in this Offer to Purchase, we have no current plans with respect to any of such matters.

If we acquire Bronco shares pursuant to the offer and depending upon the number of Bronco shares so acquired and other factors relevant to our equity ownership in Bronco, Chesapeake and Purchaser reserve the right to acquire additional Bronco shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the offer, or, subject to any applicable legal restrictions, to dispose of any or all Bronco shares acquired by them.

(c) The Merger Agreement. The following summary description of the merger agreement does not purport to be complete and is qualified in its entirety by reference to the merger agreement, a copy of which Purchaser has included as an exhibit to the Schedule TO, which you may examine and copy as set forth in Section 9 — “Certain Information Concerning Chesapeake” above. You are encouraged to read the full text of the merger agreement because it is the legal document that governs the offer and the merger. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the merger agreement and is not intended to modify or supplement any factual disclosures about Bronco or Chesapeake in Bronco’s or Chesapeake’s public reports filed with the SEC. In particular, the merger agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Bronco or Chesapeake. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the offer, or a party may have the right to terminate the merger agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders. The merger agreement is filed as Exhibit (d)(1) to the Schedule TO and is incorporated by reference.

The Offer. The merger agreement provides for the making of the offer by Purchaser as promptly as practicable after the date of the merger agreement. Purchaser’s obligation to accept for payment and pay for Bronco shares tendered pursuant to the offer is subject to the satisfaction of the Minimum Condition and the Antitrust Condition, and there not having been imposed a Burdensome Condition, and the satisfaction of the other conditions set forth in Section 14 — “Conditions of the Offer.” We can waive some of the conditions to the offer without the consent of Bronco. We cannot, however, waive the Minimum Condition without the consent of Bronco. The merger agreement provides that each stockholder who tenders Bronco shares in the offer will receive $11.00 for each share tendered in cash, without interest. Purchaser has agreed that, without the prior written consent of Bronco, it will not:

•	reduce the number of Bronco shares subject to the offer;

•	reduce the offer price;

•	change or waive the Minimum Condition;

•	add any conditions to the offer in addition to those set forth in Section 14 — “Conditions of the Offer”;

•	except as described below, extend the expiration date;

•	change the form of consideration payable in the offer; or

•	amend any term of the offer in a manner adverse to Bronco.

Extensions of the Offer. Purchaser (i) is permitted, if any condition to the offer is not satisfied or waived on any scheduled expiration date, to extend the expiration date for one or more periods of not more than five business days per period and (ii) will extend the offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC applicable to the offer.

The merger agreement obligates Purchaser, subject to applicable securities laws and the satisfaction of the conditions set forth in Section 14 — “Conditions of the Offer,” to accept for payment and pay for, as soon as practicable after the expiration date, all Bronco shares validly tendered and not withdrawn pursuant to the offer.

Subsequent Offering Period. The merger agreement permits Purchaser, following expiration of the offer and in its sole discretion, to provide for, in accordance with Rule 14d-11 under the Exchange Act, a subsequent offering period.

Directors. The merger agreement provides that upon the Appointment Time and from time to time after such time, Purchaser will be entitled to designate the number of directors, rounded to the nearest whole number (and constituting at least a majority of the directors), as will give it representation on Bronco’s board of directors that is in the same proportion to the total number of directors as the percentage of Bronco shares beneficially owned by Chesapeake and its affiliates. In such case, Bronco has agreed to use its reasonable best efforts, upon Chesapeake’s request, (1) to either (x) increase the size of Bronco’s board of directors or (y) seek and accept the resignation of such number of Bronco’s directors as is necessary to enable our designees to be elected and (2) to cause our designees to be elected to Bronco’s board of directors. Subject to the terms of the merger agreement, Bronco will also cause individuals designated by us to constitute the number of members, rounded up to the next whole number, on each committee of Bronco’s board of directors (other than committees established to take action under the merger agreement, which will be composed only of independent directors) that represents the same percentage as such individuals represent on Bronco’s board of directors.

Following the election or appointment of Chesapeake’s designees and until the merger effective time, the approval of a majority of the independent directors of Bronco’s board of directors then in office who were not designated by Chesapeake will be required to authorize:

•	any termination of the merger agreement by Bronco;

•	any amendment of the merger agreement requiring action by Bronco’s board of directors;

•	any extension by Bronco of the time for the performance of any of the obligations or other acts of Chesapeake or Purchaser; or

•	any waiver of any of Bronco’s rights under the merger agreement or other action adversely affecting the rights of Bronco’s stockholders (other than Chesapeake or Purchaser).

Top-Up Option. As part of the merger agreement, Bronco has granted Chesapeake and Purchaser an irrevocable Top-Up Option to purchase from Bronco, subject to the terms and conditions set forth in the merger agreement, up to the number of Bronco shares that equal the number of Bronco shares (the “Top-Up Shares”) that, when added to the number of Bronco shares owned by Chesapeake and us at the time of such exercise, will constitute one share more than 90% of the Bronco shares outstanding on a fully diluted basis (assuming conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions of such derivative securities), at a price per share equal to the price paid in the offer. The Top-Up Option is to enable us, following our acquisition of Bronco shares pursuant to the offer, to effect the merger as a short-form merger under Delaware law without a vote or any further action by Bronco’s stockholders. The Top-Up Option will not be exercisable if the number of Bronco shares subject to the Top-Up Option exceeds the number of authorized Bronco shares available for issuance or held in treasury. The Top-Up Option may be exercised only once, in whole but not in part, at any time following the Appointment Time, prior to the earlier of the merger effective time and termination of the merger agreement.

The aggregate purchase price owed by Purchaser for the Top-Up Shares would be paid, at Chesapeake’s election, either (i) entirely in cash or (ii) by (a) paying in cash an amount equal to not less than the aggregate par value of the Top-Up Shares and (b) issuing to Bronco a promissory note having a principal amount equal to the balance of the aggregate purchase price pursuant to the Top-Up Option. Any such promissory note will bear interest at a rate per annum equal to the prime rate of Citibank, N.A. during the period in which any portion of the principal amount of such promissory note remains outstanding, calculated on a daily basis on the outstanding principal amount of such promissory note from the date such promissory note is originally issued until the date of payment in full of such promissory note, and may be prepaid without premium or penalty.

Chesapeake and Purchaser may also acquire additional Bronco shares after completion of the offer through other means, such as open market purchases. In any event, if Purchaser acquires at least 90% of the issued and outstanding Bronco shares entitled to vote on the adoption of the merger agreement, it would effect the merger under the short-form merger provisions of the General Corporation Law of the State of Delaware. Stockholders who have not sold their Bronco shares in the offer would have certain appraisal rights with respect to the merger under the applicable provisions of the General Corporation Law of the State of Delaware, if those rights are perfected.

The Merger. The merger agreement provides that, after the completion of the offer and the satisfaction or the waiver of specified conditions described in this Offer to Purchase, at the merger effective time, Purchaser will be merged with and into Bronco. Following the merger, the separate existence of Purchaser will cease, and Bronco will continue as the surviving corporation and an indirect wholly owned subsidiary of Chesapeake.

Under the terms of the merger agreement, at the merger effective time, each Bronco share outstanding immediately prior to the merger effective time will be converted automatically into the right to receive a cash amount equal to the offer price, without interest (the “merger consideration”). Notwithstanding the foregoing, the merger consideration will not be payable in respect of (i) Bronco shares directly owned by Chesapeake, Purchaser or any other wholly owned subsidiary of Chesapeake, (ii) Bronco shares directly owned by Bronco or any wholly owned subsidiaries of Bronco and (iii) Dissenting Shares (as defined below). Each Bronco share directly held by Chesapeake, Purchaser or Bronco immediately prior to the merger effective time will be automatically cancelled and retired, and no payment will be made with respect to such Bronco shares. Each Bronco share held by any wholly owned subsidiary of Bronco or Chesapeake (other than Purchaser) immediately prior to the merger effective time will remain outstanding, except that the number of those Bronco shares will be adjusted so that each such subsidiary owns the same percentage of the outstanding capital stock of Bronco immediately following the merger effective time as it owned in Bronco immediately prior to the merger effective time.

Bronco shares that are issued and outstanding immediately prior to the merger effective time and held by a stockholder of Bronco (if any) who is entitled to demand, and who properly demands, appraisal for such shares in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “Dissenting Shares”) will not be converted into, or represent the right to receive, the merger consideration, but rather such stockholder of Bronco will be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the General Corporation Law of the State of Delaware. For the avoidance of doubt, Chesapeake, the Purchaser and Bronco have agreed and acknowledged that, in any appraisal proceeding described in this Offer to Purchase and to the fullest extent permitted by applicable law, the fair value of Bronco shares subject to the appraisal proceeding will be determined in accordance with Section 262 of the General Corporation Law of the State of Delaware without regard to the Top-Up Option, the Top-Up Shares or any promissory note delivered by Purchaser to Bronco in payment for Top-Up Shares. However, all Dissenting Shares held by stockholders of Bronco who have failed to perfect or who have otherwise waived, withdrawn or lost their rights to appraisal of such Dissenting Shares under such Section 262 of the General Corporation Law of the State of Delaware will no longer be considered to be Dissenting Shares and will be deemed to have been converted into, and to have become exchangeable for, as of the merger effective time, the right to receive the merger consideration. Stockholders of Bronco who tender their Bronco shares in the offer will not be entitled to exercise appraisal rights with respect to such shares, but rather, subject to the conditions of the offer, will receive the offer price.

Short-Form Merger Procedure. Section 253 of the General Corporation Law of the State of Delaware provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Under the terms of the merger agreement, if Purchaser, Chesapeake or any of its subsidiaries hold, in the aggregate, at least 90% of the total outstanding Bronco shares, Bronco, Chesapeake and Purchaser will take all necessary and appropriate action to cause the merger to become effective as soon as practicable after completion of the offer, without a meeting of the stockholders of Bronco in accordance with Section 253 of the General Corporation Law of the State of Delaware.

Vote Required to Approve Merger; Stockholders Meeting. Bronco’s Board of Directors has approved the merger agreement, the offer and the merger. If the Short-Form Threshold is not met, then under the General Corporation Law of the State of Delaware we must obtain the affirmative vote of the holders of at least a majority of the outstanding Bronco shares to adopt the merger agreement. The merger agreement provides that if Bronco stockholder adoption is required by applicable law, Bronco will:

•

prepare and file with the SEC a proxy statement (the “Proxy Statement”) relating to the Stockholders’ Meeting (as defined below) and take all lawful actions to cause the proxy statement to be cleared by the staff of the SEC and thereafter mailed to Bronco stockholders as promptly as reasonably practicable;

•

at Chesapeake’s request, take all action necessary in accordance with applicable law, the rules of NASDAQ and General Corporation Law of the State of Delaware and Bronco’s organizational documents to duly call, give notice of, convene and hold a meeting of Bronco’s stockholders (the “Stockholders’ Meeting”) as promptly as reasonably practicable after the completion of the offer and the date on which the SEC clears the Proxy Statement; and

•	include a recommendation from Bronco’s board of directors in the Proxy Statement that Bronco stockholders adopt the merger agreement.

If the Minimum Condition is satisfied and Purchaser accepts for payment Bronco shares tendered pursuant to the offer, Purchaser will have sufficient voting power to adopt the merger agreement at the Stockholders’ Meeting without the affirmative vote of any other Bronco stockholder.

Treatment of Bronco Restricted Shares and Warrant. The merger agreement provides that each Bronco share that is restricted and is outstanding immediately prior to the merger effective time will vest in full and become non-forfeitable immediately prior to the merger effective time and will be cancelled at the merger effective time and converted into the right to receive the merger consideration.

The merger agreement also provides that if Purchaser purchases Bronco shares pursuant to the offer, or if the merger effective time occurs, then the warrant (the “Warrant”) related to the Warrant Agreement, dated September 18, 2009, between Bronco and Banco Inbursa S.A., Institución de Banca Multiple, Grupo Financiero Imbursa (to the extent it is unexercised and outstanding as of immediately prior to the Conversion Time (as defined below)), will terminate at the Conversion Time and the holder will receive an amount in cash equal to the product of (1) the number of Bronco shares that were purchasable upon exercise of the Warrant as of the Conversion Time and (2) the offer price less the exercise price of the Warrant. The “Conversion Time” means the earliest to occur of (a) the merger effective time, (b) 20 business days after the expiration date or, if there is a subsequent offering period following the expiration date, the expiration of the last subsequent offering period, and (3) September 1, 2011.

Articles of Incorporation, Bylaws, Directors and Officers. The certificate of incorporation of Bronco in effect immediately prior to the merger effective time will be amended at the merger effective time so as to read in its entirety in the form as set forth on Exhibit A to the merger agreement and, as so amended, will be the certificate of incorporation of the surviving corporation of the merger until changed or amended as provided in the certificate of incorporation and by applicable law. The bylaws of Bronco in effect immediately prior to the merger effective time will be amended at the merger effective time so as to read in its entirety in the form as set forth on Exhibit B to the merger agreement and, as so amended, will be the certificate of incorporation of the surviving corporation of the merger until thereafter changed or amended as provided in the bylaws and by applicable law. From and after the merger effective time, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, (i) the directors of Purchaser immediately prior to the merger effective time will be the initial directors of the surviving corporation of the merger and (ii) the officers of Purchaser immediately prior to the merger effective time will be the initial officers of the surviving corporation of the merger.

Representations and Warranties. In the merger agreement, Bronco has made customary representations and warranties to Chesapeake and Purchaser, including representations relating to its organization, standing and power, subsidiaries, capitalization, indebtedness, corporate authorization, governmental authorization, non-contravention, SEC filings and the Sarbanes-Oxley Act of 2002, information supplied, the absence of undisclosed changes or events, litigation, material contracts, compliance with laws, environmental matters, labor relations, taxes, title to properties, intellectual property, voting requirements, anti-takeover provisions in Bronco’s organizational documents, brokers and other advisors, the opinion of its financial advisor, insurance, interested party transactions and stockholder rights and other anti-takeover agreements. Chesapeake and Purchaser have made customary representations and warranties to Bronco with respect to, among other matters, their organization, standing and corporate power, corporate authorization, governmental authorization, non-contravention, information supplied, interim operations of the Purchaser, sufficient funds and brokers.

None of the representations and warranties in the merger agreement will survive consummation of the merger and, except for those related to brokers and other advisors, cannot be the basis for claims under the merger agreement by either party after termination of the merger agreement except as a result of a willful and material breach.

Operating Covenants. Pursuant to the merger agreement, from the date of the merger agreement until the earlier of the merger effective time and the termination of the merger agreement, Bronco will, and will cause each of its subsidiaries to (unless otherwise required by applicable law, consented to in writing in advance by Chesapeake or contemplated or required by the merger agreement or the confidential disclosure schedules to the merger agreement), carry on its business in the ordinary course consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to preserve intact its current business organizations, keep available the services of its current officers, employees and consultants and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it. The merger agreement also contains specific restrictive covenants as to certain impermissible activities of Bronco and its subsidiaries prior to the earlier of the merger effective time and the termination of the merger agreement, which provide that, subject to certain exceptions, including as contemplated or expressly permitted by the merger agreement, Bronco and its subsidiaries will not, among other things:

•

declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock (other than dividends or distributions by a direct or indirect wholly owned subsidiary of Bronco to Bronco or to another wholly owned subsidiary of Bronco);

•	adjust, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•

purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, except for purchases, redemptions or other acquisitions of capital stock or other securities required by the terms of Bronco’s 2006 Stock Incentive Plan, as amended;

•

except for the issuance of Bronco shares upon the exercise, if any, of all or a portion of the outstanding warrant, issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien any shares of its capital stock, any other voting securities or any securities convertible into the aforementioned securities;

•	enter into any contract or arrangement with respect to the sale, voting, registration or repurchase of Bronco shares or the capital stock of any subsidiary of Bronco;

•	amend Bronco’s certificate of incorporation or bylaws, or any joint venture agreement or other organizational documents of any subsidiaries or joint ventures of Bronco;

•	acquire any entity, or the division, business or equity interest of any entity;

•	acquire any assets, rights or properties, subject to limited exceptions;

•

sell, pledge, dispose of, transfer, lease, license, or otherwise encumber or subject to any lien any rigs or any other material properties, rights or assets of Bronco or any of its subsidiaries, subject to limited exceptions; enter into any material commitment or transaction outside the ordinary course of business consistent with past practice other than transactions between a wholly owned subsidiary and Bronco or another wholly owned subsidiary of Bronco; redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify the terms of, any indebtedness for borrowed money; assume, guarantee or endorse, or otherwise become responsible for, any such indebtedness of another entity; issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities; enter into any “keep well” or other contract to maintain any financial statement condition of another entity; or make any loans or advances to any other entity which could result in the aggregate principal amount of all of the outstanding foregoing loans and advances to exceed $100,000;

•	make any new capital expenditure or expenditures exceeding specified amounts;

•

except as required by law, pay, discharge, settle or satisfy any material claims, liabilities, obligations or litigation, other than in the ordinary course of business consistent with past practice or in accordance with their terms, provided that such settlements shall not involve in excess of $250,000 in the aggregate;

•	except as required by law, waive or assign any claims or rights of material value;

•	except as required by law, waive any benefits of, or agree to modify in any respect, or knowingly fail to enforce any standstill or similar contract;

•

except as required by law, waive any material benefits of, or agree to modify in any material respect, or knowingly fail to enforce in any material respect, any material confidentiality or similar contract;

•	enter into, materially modify, terminate, cancel or fail to renew any material contract, or waive, release or assign any material rights or claims under such material contracts;

•

enter into, modify, amend or terminate any contract, or waive, release or assign any material rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned could, individually or in the aggregate, reasonably be expected to (A) have a material adverse effect, (B) impair in any material respect the ability of Bronco or its subsidiaries to perform its obligations under the merger agreement, (C) prevent or materially impede, interfere with, hinder or delay the consummation of any of the transactions contemplated by the merger agreement or (D) impair in any material respect the ability of Bronco and its subsidiaries to conduct their business as currently conducted;

•

enter into any material contract to the extent consummation of the transactions contemplated by the merger agreement or compliance by Bronco with the provisions of the merger agreement could reasonably be expected to conflict with, or result in a violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any lien in or upon any of the properties, rights or other assets of the company or any of its subsidiaries under, or require Chesapeake or any of its affiliates to license or transfer any of its intellectual property or other material assets under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlements of any third party under, or result in any material alteration of, any provision of such contract;

•

except as required (x) by the merger agreement or to comply with applicable law or (y) to comply with any benefit plan or agreement, adopt, enter into, become a party to, terminate, commence participation in, amend or commit itself to the adoption of (I) any collective bargaining contract or benefit plan or (II) any benefit agreement or other contract, plan or policy involving Bronco or any of its subsidiaries and of their personnel, except amendments in the ordinary course of business consistent with past practice for employees who are not key personnel;

•

except as required (x) by the merger agreement or to comply with applicable law or (y) to comply with any benefit plan or agreement, grant any severance or termination pay or increase the compensation of any key personnel, or grant any severance or termination pay or increase the compensation of any of Bronco’s personnel, excluding key personnel, other than in the ordinary course of business, consistent with past practice;

•

except as required (x) by the merger agreement or to comply with applicable law or (y) to comply with any benefit plan or agreement, remove any existing restrictions, including vesting restrictions, in any benefit agreements, benefit plans or awards;

•

except as required (x) by the merger agreement or to comply with applicable law or (y) to comply with any benefit plan or agreement, make any deposits or contributions of cash or other property to, or take any action to fund or in any other way secure the payment of compensation or benefits under, any benefit plan or agreement;

•

except as required (x) by the merger agreement or to comply with applicable law or (y) to comply with any benefit plan or agreement, take any action to accelerate the vesting or payment of any compensation or benefit under any benefit plan or agreement or awards made under such plan or agreement;

•

except as required (x) by the merger agreement or to comply with applicable law or (y) to comply with any benefit plan or agreement, materially change any actuarial or other assumption used to calculate funding obligations with respect to any pension plan or change the manner in which contributions to any pension plan are made or the basis on which such contributions are determined;

•

except as required (x) by the merger agreement or to comply with applicable law or (y) to comply with any benefit plan or agreement, hire, promote or terminate (other than for cause) any employee who is, or would upon hire or promotion, be classified as key personnel;

•	except as required by GAAP and as advised by Bronco’s regular independent public accountant, revalue any material assets or make any change in financial or accounting methods, principles or practices;

•	perform any quarterly or other interim financial reporting close process in a manner that differs from that used for its year-end close process;

•	write up, write down or write off the book value of any assets, other than in the ordinary course of business consistent with past practice and not in excess of $1,000,000;

•

(A) make, change or rescind any material tax election; (B) enter into any settlement or compromise of any material tax liability, agree to any adjustment of any material tax attribute, or surrender any right or claim to a material refund of taxes; (C) file any amended tax returns that would result in a material change in tax liability, taxable income or loss; (D) change any annual tax accounting period; (E) adopt or change any accounting method for tax purposes; (F) enter into any closing agreement relating to any material tax liability or that could bind Bronco after the closing of the merger; or (G) give or request any waiver or extension of a statute of limitation with respect to a material tax return;

•	make any material changes or modifications to any pricing policy or investment policy or any method of doing business;

•	create any new subsidiaries;

•	take any action that would cause any representation or warranty of Bronco in the merger agreement to become untrue or not accurate in any material respect; or

•	authorize any of, or commit, resolve, propose or agree to take any of, the foregoing actions.

Access to Information. From the date of the merger agreement until the merger effective time or the termination of the merger agreement, to the extent permitted by applicable law, Bronco will (i) provide to Chesapeake and its officers, employees, accountants, counsel, financial advisors, directors, investment bankers, other advisors, agents, representatives or controlled affiliates (the “Representatives”) reasonable access to the offices, properties, books and records of Bronco and its subsidiaries and (ii) furnish promptly to Chesapeake and its Representatives such other information concerning its business, properties and personnel as such persons may reasonably request.

No Solicitation. In the merger agreement, Bronco has agreed that it will not, nor shall it authorize or permit any of its subsidiaries or their Representatives to, directly or indirectly:

•

solicit, initiate or knowingly encourage, or take any other action designed to, or which could reasonably be expected to, facilitate, any Takeover Proposal (as defined below) or any inquiries, proposals or offers or any other efforts or attempts that constitute or may reasonably be expected to lead to any Takeover Proposal, or, in each case, the making of such Takeover Proposal;

•

enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information relating to, or otherwise cooperate in any way with, any Takeover Proposal; or

•	waive, terminate, modify or fail to enforce any provision of any contractual “standstill” or similar obligation of any person other than Chesapeake.

Bronco will, and will cause its subsidiaries to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished.

Notwithstanding the foregoing, at any time prior to the Appointment Time, if Bronco receives an unsolicited bona fide written Takeover Proposal that was not solicited, and was made, after the date of the merger agreement and did not result from or arise in connection with a breach of the merger agreement, and Bronco’s board of directors reasonably determines in good faith that the Takeover Proposal constitutes or could reasonably lead to a Superior Proposal (as defined below), and Bronco’s board of directors determines in good faith (after consultation with its outside legal counsel) that failure to take the following actions would be reasonably likely to cause Bronco’s board of directors to breach its fiduciary duties under applicable law, Bronco may, subject to satisfying its obligations described in the next paragraph: (i) furnish information to the person making such Takeover Proposal and its Representatives pursuant to a confidentiality agreement containing confidentiality and other provisions substantially similar to the provisions of the confidentiality agreement between Chesapeake and Bronco and not less restrictive to such person than the provisions of the confidentiality agreement between Chesapeake and Bronco are to Chesapeake (provided that all such information has previously been provided to Chesapeake or is provided to Chesapeake prior to or substantially concurrent with the time it is provided to such person), and (ii) participate in discussions or negotiations with the person making such Takeover Proposal (and its Representatives) regarding such Takeover Proposal.

Under the merger agreement, Bronco agreed that it will promptly (and in any event within 24 hours) advise Chesapeake of any Takeover Proposal, the material terms and conditions of any such Takeover Proposal (including any changes to such Takeover Proposal) and the identity of the person making any such Takeover Proposal. Bronco will also keep Chesapeake fully informed in all material respects of the status and details of any Takeover Proposal (including any change to the material terms of such Takeover Proposal).

Bronco Board Recommendation; Adverse Recommendation Change. Bronco’s board of directors has resolved to recommend that Bronco’s stockholders accept the offer, that Bronco’s stockholders tender their Bronco shares in the offer to Purchaser, and that Bronco’s stockholders adopt the merger agreement to the extent required by applicable law (the “Bronco Board Recommendation”). Under the merger agreement, neither Bronco’s board of directors nor any committee of Bronco’s board of directors may (i) withdraw, modify or qualify in any manner adverse to Chesapeake the Bronco Board Recommendation, (ii) take any other action or make any public statement in connection with the Bronco Board Recommendation, the offer, the merger or the Stockholders’ Meeting that is inconsistent with the Bronco Board Recommendation, (iii) adopt or recommend, or propose publicly to adopt or recommend, any Takeover Proposal (any action or public statement described in clause (i), (ii) or (iii), an “Adverse Recommendation Change”) or (iv) adopt or recommend, or publicly propose to adopt or recommend, or allow Bronco or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar contract constituting or related to, or that is intended to or could reasonably be expected to lead to, any Takeover Proposal (other than any customary confidentiality agreement as described above) (an “Alternative Acquisition Agreement”).

However, at any time prior to the Appointment Time, subject to the terms and conditions of the merger agreement, Bronco’s board of directors may make an Adverse Recommendation Change:

•

if a development or a change in circumstances occurs or arises after the date of the merger agreement that was not known by Bronco’s board of directors as of the date of the merger agreement and a majority of Bronco’s directors determines in good faith (after consultation with outside counsel) that the failure to make an Adverse Recommendation Change would be reasonably likely to result in a breach of its fiduciary duties under applicable law; or

•

in response to a Takeover Proposal that Bronco’s board of directors reasonably determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes a Superior Proposal and that was unsolicited and made after the date of the merger agreement and that did not otherwise result from a material breach of the merger agreement, if Bronco’s board of directors has concluded in good faith (after consultation with its outside legal counsel) that, in light of such Superior Proposal, the failure to effect an Adverse Recommendation Change would be reasonably likely to result in a breach of its fiduciary duties under applicable law.

Bronco is not entitled to exercise its right to make an Adverse Recommendation Change unless Bronco has:

•

provided to Chesapeake five business days’ prior written notice (a “Notice of Superior Proposal”) advising Chesapeake that Bronco’s board of directors intends to take such action and specifying the reasons for such intention, including the terms and conditions of any Superior Proposal that is the basis of the proposed action by Bronco’s board of directors (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Superior Proposal and a new five-business-day period);

•

during such five-business day period, if requested by Chesapeake, engaged in good faith negotiations with Chesapeake to amend the merger agreement in such a manner that the Takeover Proposal which was determined to constitute a Superior Proposal no longer is a Superior Proposal; and

•

at the end of such five-business day period, such Takeover Proposal has not been withdrawn and continues to constitute a Superior Proposal (taking into account any changes to the financial terms of the merger agreement proposed by Chesapeake in response to a Notice of Superior Proposal).

We refer to the foregoing obligation as the “Notice Obligations.”

The merger agreement does not prohibit Bronco or its board of directors from disclosing to Bronco’s stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) under the Exchange Act. However, in no event will Bronco or its board of directors or any committee of Bronco’s board of directors violate any of the provisions described in this section.

The merger agreement defines “Takeover Proposal” to mean any inquiry, proposal or offer from any person relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of assets (including equity securities of any subsidiary of Bronco) or businesses that constitute 15% or more of the revenues, net income or assets of Bronco and its subsidiaries, taken as a whole, or 15% or more of any class of equity securities of Bronco, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of Bronco, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Bronco or any of its subsidiaries pursuant to which any person or the stockholders of any person would own 15% or more of any class of equity securities of Bronco or of any resulting parent company of Bronco, in each case other than the transactions contemplated by the merger agreement.

The merger agreement defines “Superior Proposal” to mean any bona fide offer made by a third party that if consummated would result in such person (or its stockholders) owning, directly or indirectly, more than 75% of the Bronco shares then outstanding (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or more than 75% of the assets of Bronco, which Bronco’s board of directors reasonably determines in good faith (after consultation with a financial advisor of nationally recognized reputation) to be (i) more favorable to Bronco’s stockholders from a financial point of view than the offer and the merger (taking into account all the terms and conditions of such proposal and the merger agreement, including any changes proposed by Chesapeake in response to such offer or otherwise), (ii) not subject to any due diligence or financing condition and (iii) reasonably likely to be completed on the terms proposed, taking into account all financial, legal, regulatory and other aspects of such proposal.

Termination. The merger agreement may be terminated and the merger may be abandoned at any time prior to the Appointment Time:

1. by mutual written consent of Chesapeake and Bronco;

2. by either Chesapeake or Bronco, if:

A. on or before December 31, 2011, the Appointment Time shall not have occurred (except that this termination right is not available to a party whose willful breach of a representation or warranty in the merger agreement or whose other action or failure to act was the principal cause of such nonoccurrence);

B. any temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other law, rule, legal restraint or prohibition (collectively, “restraints”) preventing the consummation of the offer or the merger or imposing a Burdensome Condition shall be in effect and shall have become final and nonappealable; or

C. the offer expires or terminates in accordance with the terms of the merger agreement without Chesapeake or Purchaser accepting for purchase any Bronco shares pursuant to the offer, other than due to a breach of the merger agreement by the terminating party;

3. by Chesapeake, if:

A. Bronco has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure to perform (i) would result in any of the events relating to a breach by Bronco of its representations, warranties, covenants and agreements that would permit Chesapeake and Purchaser not to close the offer (as described in Section 14 — “Conditions of the Offer”) and (ii) is not cured, or is incapable of being cured, by Bronco within 30 calendar days following receipt of written notice of such breach or failure to perform from Chesapeake (or, if December 31, 2011 is less than 30 calendar days from the notice by Bronco, is not cured, or is incapable of being cured, by Chesapeake by December 31, 2011);

B. (i) an Adverse Recommendation Change has occurred, (ii) Bronco’s board of directors fails publicly to reaffirm its recommendation of the merger agreement, the offer, the merger or the other transactions contemplated by the merger agreement within 10 business days of receipt of a written request by Chesapeake to provide such reaffirmation following a Takeover Proposal, or (iii) Bronco materially breaches its obligations described under “— No Solicitation”; or

4. by Bronco, if:

A. Chesapeake or Purchaser have breached or failed to perform any of their representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure to perform (i) would result in (1) any representation or warranty of Chesapeake and Purchaser related to authorization, noncontravention and brokers that is qualified as to materiality or by reference to Chesapeake Material Adverse Effect (as defined below) not being true and correct, or any representation or warranty of Chesapeake and Purchaser that is not so qualified not being true and correct in all material respects, (2) any other representation or warranty of Chesapeake and Purchaser contained in the merger agreement not being true and correct (without giving effect to any qualifications or limitations as to materiality or Chesapeake Material Adverse Effect set forth in such representation or warranty) except, in the case of this clause (2), to the extent that the facts or matters as to which such representation or warranty is not so true and correct, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Chesapeake Material Adverse Effect or (3) a failure by Chesapeake or Purchaser to perform in all material respects its agreements, covenants and obligations required to be performed by it under the merger agreement at or prior to such time, and (ii) is not cured, or is incapable of being cured, by Chesapeake within 30 calendar days following receipt of written notice of such breach or failure to perform from Bronco (or, if December 31, 2011 is less than 30 calendar days from the notice by Bronco, is not cured, or is incapable of being cured, by Chesapeake by December 31, 2011); or

B. in response to a Takeover Proposal that Bronco’s board of directors reasonably determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes a Superior Proposal and that was unsolicited and made after the date of the merger agreement and that did not otherwise result from a material breach of the merger agreement, Bronco’s board of directors has concluded in good faith (after consultation with its outside legal counsel) that, in light of such Superior Proposal, the failure to terminate the merger agreement would be reasonably likely to result in a breach of its fiduciary duties under applicable law (provided that concurrently with or after such termination, Bronco enters into an acquisition agreement with respect to such Superior Proposal). Bronco’s right to terminate the merger agreement under the circumstances described in this clause (B) is subject to Bronco’s performance of its Notice Obligations and to Bronco paying Chesapeake the termination fees and expenses (as described under “— Effect of Termination; Termination Fee” below) concurrently with such termination.

The merger agreement defines “Chesapeake Material Adverse Effect” to mean any change, effect, event, occurrence, state of facts or development which individually or in the aggregate is or could reasonably be expected to be materially adverse to the ability of Chesapeake or Purchaser to perform its obligations under the merger agreement or to consummate the transactions contemplated under the merger agreement by the December 31, 2011; provided that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Chesapeake Material Adverse Effect, or any change, effect, event, occurrence, state of facts or development (i) in the financial or securities markets or the economy in general or (ii) in the industries in which Chesapeake or any of its subsidiaries operates in general, to the extent (in the case of (i) or (ii)) that such change, effect, event, occurrence, state of facts or development does not disproportionately impact Chesapeake or any of its subsidiaries.

Effect of Termination; Termination Fee.

In the event of the termination of the merger agreement in accordance with its terms, the merger agreement will become void and have no effect, without any liability or obligation on the part of any party to the merger agreement, except with respect to certain specified provisions, which provisions will survive any such termination, including provisions relating to the payment of termination fees and expenses in the circumstances described below. However, no party would be relieved from any liability or damages resulting from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in the merger agreement.

If:

•	the merger agreement is terminated pursuant to clause 3(B) or 4(B) described under “— Termination”;

•

if a Takeover Proposal is made or publically announced, thereafter the merger agreement is terminated by Bronco pursuant to clause 2(A) or by either Bronco or Chesapeake pursuant to clause 2(C), in each case, as described under “— Termination” above, and within 12 months after such termination, Bronco enters into a definitive contract to consummate, or consummates, the transactions contemplated by any Takeover Proposal, then Bronco will pay Chesapeake a termination fee equal to $13,000,000, plus expenses (without duplication if paid under any other provision of the merger agreement) of up to $1,500,000.

In the event that the merger agreement is terminated by either Chesapeake or Bronco pursuant to clause 2(C) or by Chesapeake pursuant to clause 3(A), in each case, as described under “— Termination”, then Bronco will pay Chesapeake all of its expenses up to $1.5 million.

Third-Party Consents and Regulatory Approvals.

Subject to the terms and conditions of the merger agreement, each of Chesapeake, Purchaser and Bronco agreed to use its reasonable best efforts to cause to be done all things necessary, proper or advisable under applicable law to consummate the offer, merger and the other transactions contemplated by the merger agreement, including preparing and filing as promptly as practicable all necessary documentation. In particular, Chesapeake, Purchaser and Bronco agreed to (i) make an appropriate filing of a Notification and Report Form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and any other applicable antitrust law with respect to the transactions contemplated by the merger agreement as promptly as practicable after the date of this Agreement, but no later than April 28, 2011, (ii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other applicable antitrust law and (iii) use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods with respect to the approval of the offer and the merger under the HSR Act and any other applicable antitrust laws. Each of Chesapeake, Purchaser and Bronco also agreed to use its reasonable best efforts to cooperate to obtain all of the necessary HSR Act and antitrust approvals referenced in the previous sentence. Furthermore, each of Chesapeake, Purchaser and Bronco agreed to use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the transactions contemplated by the merger agreement under any antitrust law, provided that in connection with any filing or submission required or action to be taken by either Chesapeake or Bronco to consummate the offer and the merger, in no event shall Chesapeake or any of its subsidiaries or affiliates be obligated to (and Bronco shall not) propose, negotiate, agree to accept, commit to or effect, by consent decree, hold separate order, or otherwise the sale, divestiture or disposition of any assets or businesses of Chesapeake or Bronco (or any of their respective subsidiaries or affiliates) or otherwise take or commit to take actions that after consummation of the merger would limit Chesapeake’s freedom of action with respect to, or ability to retain, any portion of Chesapeake’s or Bronco’s (or any of their subsidiaries’ or affiliates’) businesses or assets. On April 25, 2011, Chesapeake filed a Premerger Notification and Report Form under the HSR Act with the Antitrust Division of the U.S. Department of Justice and the Federal Trade Commission. See Section 15 — “Certain Legal Matters; Regulatory Approvals — Antitrust Compliance.”

Employee Matters

For a period of 12 months after the merger effective time, the employees of Bronco and its subsidiaries who remain employed by the surviving company and its subsidiaries (the “continuing employees”) will receive base salary, bonus opportunities and employee benefits that, in the aggregate, are substantially similar to those received by similarly situated employees of Chesapeake. Continued bonus opportunities under, and the continued participation in, Bronco benefit plans that are maintained primarily for the benefit of employees employed in the United States (including continuing employees regularly employed outside the United States to the extent they participate in such Bronco benefit plans, the “Bronco benefit plans”) and Bronco benefit agreements following the merger effective time will constitute such substantially similar bonus opportunities and employee benefits. Neither Chesapeake nor the surviving company nor any of their subsidiaries will have any obligation to issue, or adopt any plans or arrangements providing for the issuance of, shares of capital stock, warrants, options, stock appreciation rights or other rights in respect of any shares of capital stock of any entity or any securities convertible or exchangeable into such shares pursuant to any such plans or arrangements. Chesapeake and the surviving company in the merger will not be required to continue any specific employee benefit plans or to continue the employment of any specific person.

Chesapeake will cause the surviving company to recognize the actual service of each continuing employee with Bronco and its subsidiaries and their respective predecessors as if such service had been performed with Chesapeake with respect to any plans or programs in which continuing employees are eligible to participate after the effective date of the merger; provided that such service credit shall not be provided (i) for purposes of benefit accrual under any defined benefit pension plan, (ii) if it would result in a duplication of benefits or (iii) under any newly established Chesapeake benefit plans that do not provide credit for past service to similarly situated employees of Chesapeake.

With respect to any welfare plan maintained by Chesapeake in which continuing employees are eligible to participate after the merger effective time, Chesapeake will use its best efforts to take action with respect to any such plan to (i) waive all limitations as to preexisting conditions and exclusions and proof of insurability requirements with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans maintained by Bronco prior to the merger effective time, and (ii) provide each continuing employee with credit for any co-payments and deductibles paid prior to the merger effective time in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan, to the extent credited under the welfare plans maintained by Bronco prior to the merger effective time.

Pursuant to the merger agreement, Chesapeake will establish a severance plan, effective for no less than the period from the merger effective time until the first anniversary of the merger effective time, for the benefit of certain specified continuing employees.

Indemnification and Insurance

The merger agreement provides that the surviving company will assume all obligations with respect to rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the merger effective time existing in favor of current or former directors and officers of Bronco and its subsidiaries as provided in Bronco’s articles incorporation and bylaws (or in the organizational documents of Bronco’s subsidiaries) or in any written indemnification contract between such directors or officers and Bronco (in each case, as in effect on the date of the merger agreement).

For six years after the merger effective time, Chesapeake will maintain (directly or indirectly through Bronco’s existing insurance programs) in effect Bronco’s current directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the merger effective time, covering each person currently covered by Bronco’s directors’ and officers’ liability insurance policy, on terms with respect to such coverage and amounts no less favorable than those of such policy in effect on the date of the merger agreement; provided that Chesapeake may (i) substitute therefor policies of Chesapeake containing terms with respect to coverage and amounts no less favorable to such directors and officers or (ii) request that Bronco obtain such extended reporting period coverage under its existing insurance programs (to be effective as of the merger effective time). In satisfying such obligations, neither Bronco nor Chesapeake shall be obligated to pay more than 250% of the annual premiums currently paid by Bronco for such insurance.

Conditions of the Offer. See Section 14 — “Conditions of the Offer.”

Conditions to the Merger. The respective obligation of each party to the merger agreement to effect the merger is subject to the satisfaction or (to the extent permitted by law) waiver by Chesapeake and Bronco on or prior to the closing date of the merger of the following conditions:

•

holders of a majority of the outstanding Bronco shares at the Stockholders’ Meeting or any adjournment or postponement of such meeting have affirmatively voted to adopt the merger agreement, if and to the extent required by applicable law (the “Bronco Stockholder Approval”);

•	Chesapeake or Purchaser has accepted for payment and paid for Bronco shares pursuant to the offer in accordance with the terms of the merger agreement;

•

no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other law, rule, legal restraint or prohibition is in effect preventing the consummation of the merger or imposing a Burdensome Condition; and

•	no action by or before any governmental entity seeking to restrain or prohibit the merger or seeking to impose a Burdensome Condition has been instituted or is pending.

Fees and Expenses. With certain exceptions, and except as specified under “— Effect of Termination; Termination Fee” above, whether or not the offer and the merger are consummated, all costs and expenses incurred in connection with the offer, the merger, the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring or required to incur such expenses.

No Third-Party Beneficiaries. The merger agreement is not intended to, and does not, confer upon any other person or entity any rights or remedies under the merger agreement, except as set forth in or contemplated by the terms and provisions of the merger agreement relating to directors’ and officers’ indemnification and insurance.

Amendment; Waiver. Any provision of the merger agreement may be amended prior to the merger effective time if, but only if, such amendment is in writing and is signed by each party to the merger agreement; provided that after the Bronco Stockholder Approval is obtained (if required under Delaware law), if any amendment requires further approval of Bronco’s stockholders, the effectiveness of the amendment will require the approval of Bronco’s stockholders. Any provision of the merger agreement may be waived, to the extent permitted by applicable law, prior to the merger effective time if, but only if, such waiver is in writing and is signed by each party to the merger agreement.

The Confidentiality Agreement. Bronco and Chesapeake entered into a confidentiality agreement dated as of November 5, 2010, pursuant to which each agreed to hold all information received from the other, directly or indirectly, in confidence in accordance with, and to otherwise abide by and be subject to, the terms and conditions of such agreement.

(d) The Tender Support Agreements

The following summary description of the Tender Support Agreements does not purport to be complete and is qualified in its entirety by reference to such agreements, copies of which Purchaser has included as an exhibit to the Schedule TO, which you may examine and copy as set forth in Section 9 — “Certain Information Concerning Chesapeake” above. You are encouraged to read the full text of the Tender Support Agreements because they are legal documents that govern the actions of the Supporting Stockholders. The Tender Support Agreements are filed as Exhibits (d)(2) and (d)(3) to the Schedule TO and are incorporated by reference.

In connection with the execution and delivery of the merger agreement, Chesapeake and Purchaser entered into tender support agreements, dated as of April 14, 2011, with Third Avenue Management LLC, on behalf of its investment advisory clients, and with Inmobiliaria Carso, S.A. de C.V. and Carso Infraestructura y Construcción, S.A.B. de C.V.

Pursuant to the applicable Tender Support Agreement, each of the Supporting Stockholders agreed, subject to certain exceptions, to validly tender, and not withdraw, subject to limited specified exceptions, all outstanding Bronco shares beneficially owned by it (or, in the case of Third Avenue, all of the Bronco shares beneficially owned by its investment advisory clients) as of April 14, 2011 (the “Current Subject Shares”) as soon as practicable, but in no event later than 10 business days after the offer is commenced. Each of the Supporting Stockholders also agreed, subject to certain exceptions, to validly tender, and not withdraw, all Bronco shares acquired by it (or, in the case of Third Avenue, all of the Bronco shares acquired by its investment advisory clients) during the Term (as defined below) (the “New Subject Shares,” collectively with the Current Subject Shares, the “Subject Shares”) as soon as practicable, but in no event later than the earlier to occur of (i) the business day immediately following the date on which such Bronco shares become Subject Shares (or, in the case of any Subject Shares acquired by Inmobiliaria upon exercise of its warrant, five business days following such exercise and receipt of such Subject Shares in connection with such exercise) and (ii) the expiration date or the expiration of a subsequent offering period, as applicable. Each Supporting Stockholder also agreed to promptly notify Chesapeake and Purchaser of any New Subject Shares acquired by it.

Each of the Tender Support Agreements further provides that at any meeting of the Bronco stockholders held during the Term, however called, or if action by written consent of the Bronco stockholders is sought during the Term, the applicable Supporting Stockholder will, among other things: vote (or cause to be voted) their Subject Shares (a) in favor of the merger and any other matter reasonably requested by Chesapeake in furtherance of merger; (b) against any Takeover Proposal or any agreement or arrangement related to a Takeover Proposal; (c) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Bronco contained in the merger agreement, or of such Supporting Stockholder contained in the applicable Tender Support Agreements, and (d) against any action or agreement that would impair, be inconsistent with, impede or delay the consummation of the transactions contemplated by the merger agreement. Each of the Supporting Stockholders further granted to Chesapeake an irrevocable limited proxy and power of attorney, to the fullest extent possible, to vote (or cause to be voted) all of its Subject Shares during the Term with respect to the foregoing matters. In addition, the Supporting Stockholders agreed to (a) subject to limited exceptions in some cases, refrain from soliciting Takeover Proposals and (b) not exercise any dissenter’s rights in respect of the Subject Shares which may arise with respect to the merger.

During the Term, each of the Supporting Stockholders agreed to not, directly or indirectly, either voluntarily or involuntarily, (i) sell, transfer, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment or other disposition of, or limitation on the voting rights of, any of their Subject Shares (any such action, a “Transfer”), other than transfers, dispositions or grants permitted under the terms of the Tender Support Agreements, which include the right of Carso and Inmobiliaria to exercise any of their warrants or options, including the warrant held by Inmobiliaria, to purchase Bronco shares. Under the Tender Support Agreement with Inmobiliaria, Chesapeake and Purchaser have agreed that if Purchaser purchases Bronco shares pursuant to the offer, or if the merger effective time occurs, then the warrant currently held by Inmobiliaria will terminate and the holder of the warrant will receive an amount in cash equal to the product of (1) the number of Bronco shares that were purchasable upon exercise of the warrant as of the Conversion Time and (2) the offer price less the exercise price of the warrant.

Each of the Tender Support Agreements terminate upon the earlier to occur of (i) the termination of the merger agreement in accordance with its terms, (ii) the termination of the offer without any Bronco shares being accepted for payment, (iii) the merger effective time, (iv) solely with respect to the tender support agreement with Carso and Inmobiliaria, the date of any modification, waiver, change or amendment of the offer or the merger agreement executed after April 14, 2011 that results in (A) a decrease in the offer price or merger consideration, (B) any decrease in the amount payable with respect to the Warrant as set forth in the merger agreement in effect on the date of the merger agreement, or (C) a change in the form of consideration to be paid in the offer or in the form of merger consideration, or (v) solely with respect to the tender support agreement with Carso and Inmobiliaria, March 22, 2012 if, on or prior to such date, neither the offer nor the merger has been consummated in accordance with the terms set forth in the merger agreement. In addition, the tender support agreement with Third Avenue may be terminated by Third Avenue, by prior written notice to Chesapeake, if Purchaser reduces the offer price without the prior written consent of Third Avenue. We refer to the period during which a Tender Support Agreement is in effect as the “Term” of such Tender Support Agreement.

As of April 14, 2011, there was a total of 14,520,746 Subject Shares, including 4,879,976 Bronco shares over which Third Avenue had sole voting and dispositive power on behalf of its investment advisory clients, 4,200,000 Bronco shares beneficially owned by Inmobiliaria Carso, S.A. de C.V. and 5,440,770 Bronco shares beneficially owned by Carso Infraestructura y Construcción, S.A.B. de C.V. As of April 14, 2011, the Subject Shares comprised approximately 32% of the outstanding Bronco shares (not including Bronco shares issuable upon exercise of the Warrant).

(e) Appraisal Rights. No appraisal rights are available to the holders of Bronco shares in connection with the offer. However, if the merger is consummated, each holder of Bronco shares at the merger effective time who has neither voted in favor of the merger nor consented to the merger in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the General Corporation Law of the State of Delaware, will be entitled to receive a judicial determination of the fair value of the holder’s Bronco shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Bronco shares held by such holder.

Any such judicial determination of the fair value of the Bronco shares could be based upon considerations other than or in addition to the price paid in the offer and the market value of the Bronco shares. Holders of Bronco shares should recognize that the value so determined could be higher or lower than the price per share paid pursuant to the offer or the per share price to be paid in the merger. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Bronco shares is less than the price paid in the offer and the merger. For the avoidance of doubt, Chesapeake, the Purchaser and Bronco have agreed and acknowledged that, in any appraisal proceeding described in this Offer to Purchase and to the fullest extent permitted by applicable law, the fair value of the Bronco shares subject to the appraisal proceeding will be determined in accordance with Section 262 of the General Corporation Law of the State of Delaware without regard to the Top-Up Option, the Top-Up Shares or any promissory note delivered by Purchaser to Bronco in payment for Top-Up Shares.

The foregoing summary of the rights of dissenting stockholders under the General Corporation Law of the State of Delaware does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the proxy statement or information statement for a merger, unless effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

You cannot exercise appraisal rights at this time. The information provided above is for informational purposes only with respect to your alternatives if the merger is consummated. If you sell your Bronco shares in the offer, you will not be entitled to exercise appraisal rights with respect to your Bronco shares but, rather, subject to the conditions of the offer, will receive the offer price for your Bronco shares.

(f) Going Private Transactions. The SEC has adopted Rule 13e-3 promulgated under the Exchange Act, which is applicable to certain “going private” transactions and which may, under certain circumstances, be applicable to the merger. However, Rule 13e-3 would be inapplicable if (1) the Bronco shares are deregistered under the Exchange Act prior to the merger or other business combination or (2) the merger or other business combination is consummated within one year after the purchase of the Bronco shares pursuant to the offer and the amount paid per Bronco share in the merger or other business combination is at least equal to the amount paid per Bronco share in the offer. Chesapeake and Purchaser believe that Rule 13e-3 will not be applicable to the merger because it is anticipated that the merger will be effected within one year following the consummation of the offer and, in the merger, the Bronco stockholders will receive the same price per Bronco share as paid in the offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in the transaction be filed with the SEC and disclosed to stockholders prior to the consummation of the transaction.

13. Dividends and Distributions.

As discussed in Section 12 — “Purpose of the Offer; Plans for Bronco; The Merger Agreement; The Tender Support Agreements; Appraisal Rights; Going Private Transactions— The Merger Agreement — Operating Covenants,” pursuant to the merger agreement, from the date of the merger agreement until the earlier of the merger effective time and the termination of the merger agreement, Bronco has agreed not to (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned subsidiary of Bronco to Bronco or a wholly owned subsidiary of Bronco, (ii) adjust, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (iii) except for the issuance of Bronco common stock upon the exercise, if any, of all or a portion of the Warrant, issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien any shares of its capital stock, any other voting securities or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights, restricted stock units, deferred stock units or stock based performance units, including pursuant to contracts as in effect on the date of the merger agreement, or (iv) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities of or any rights, warrants or options to acquire any such shares or other securities, except for purchases, redemptions or other acquisitions of capital stock or other securities required by the terms of the Bronco 2006 Stock Incentive Plan.

14. Conditions of the Offer.

Pursuant to the merger agreement, Purchaser is not required to accept for payment or pay for any Bronco shares, and, only after complying with any obligation to extend the expiration date of the offer pursuant to the merger agreement, may terminate the offer, if:

(x) at the expiration of the offer or immediately prior to such payment (a) the Minimum Condition is not satisfied, (b) the Antitrust Condition is not satisfied or (c) a Burdensome Condition is imposed in connection with obtaining any clearances or approvals required to satisfy the Antitrust Condition; or

(y) at any time on or after April 14, 2011 and prior to the Appointment Time, any of the following events shall occur and continue to exist:

(a) there shall be any temporary, preliminary or permanent restraints in effect preventing the consummation of the offer or the merger or imposing a Burdensome Condition;

(b) there shall be instituted or pending any action by or before any governmental entity seeking to restrain or prohibit the purchase of Bronco shares pursuant to the offer, the consummation of the offer or the merger or seeking to impose a Burdensome Condition;

(c) other than filings pursuant to the HSR Act, any consent, approval or authorization of any governmental entity required of Chesapeake, Bronco or any of their subsidiaries to consummate the offer or the merger shall not have been obtained or shall have been obtained subject to a Burdensome Condition, unless the failure to obtain such consent, approval or authorization has not had and would not reasonably be expected to have, individually or in the aggregate, a Bronco Material Adverse Effect (as defined below);

(d) Bronco shall not have furnished Chesapeake with a certificate dated as of the date of determination signed on its behalf by its Chief Executive Officer or Chief Financial Officer to the effect that the conditions set forth in clauses (e), (f) and (g) below shall not have occurred and continue to exist;

(e) (i) any representation or warranty of Bronco in the merger agreement related to capital structure or indebtedness shall not be true and correct (except for any de minimis inaccuracy), (ii) any representation or warranty of Bronco in the merger agreement related to authorization, non-contravention, the absence of certain changes since December 31, 2010 with respect to the compensation, severance pay, termination pay and other employee benefits arrangements of the current and former directors and key personnel of Bronco, the stockholder voting requirements for the merger, takeover provisions in the Bronco articles of incorporation and bylaws and brokers’ fees that is qualified as to materiality or by reference to Bronco Material Adverse Effect shall not be true and correct, or any such representation or warranty of Bronco that is not so qualified shall not be true and correct in all materials respects, in each case as of the date of the merger agreement and as of the date of determination as though made on the date of determination (except to the extent such representation or warranty expressly relates to an earlier date, in which case as of such earlier date) or (iii) any other representation or warranty of Bronco (other than the representation and warranty pertaining to the lack of a Bronco Material Adverse change since December 31, 2010) contained in the merger agreement shall not be true and correct (without giving effect to any qualifications or limitations as to materiality or Bronco Material Adverse Effect set forth in the merger agreement) as of the date of the merger agreement and as of the date of determination as though made on the date of determination (except to the extent that such representation or warranty expressly relates to a specified date, in which case as of such specified date), except, in the case of this clause (iii), where the failure of such representations and warranties to be true as of such dates, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Bronco Material Adverse Effect;

(f) Bronco shall not have performed in all material respects all agreements, covenants and obligations required to be performed by it under the merger agreement at or prior to the date of determination; or

(g) there shall have occurred any change, event, effect, development, state of facts or occurrence arising since December 31, 2010 that, individually or in the aggregate, has had, or could reasonably be expected to have, a Bronco Material Adverse Effect.

The foregoing conditions are for the sole benefit of Chesapeake and Purchaser and, except for the Minimum Condition, which may be waived only with the prior written consent of Bronco, may be waived by Chesapeake and Purchaser, in their sole discretion, in whole or in part at any applicable time or from time to time, subject to the terms and conditions of the merger agreement and the applicable rules and regulations of the SEC.

The merger agreement defines “Bronco Material Adverse Effect” to mean any change, effect, event, occurrence, state of facts or development which individually or in the aggregate is or could reasonably be expected to be materially adverse to (1) the business, assets, condition (financial or otherwise), liabilities, capitalization or results of operations of Company and its subsidiaries, taken as a whole or (2) the ability of Bronco to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement by the December 31, 2011; provided that: (x) none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Bronco Material Adverse Effect: (A) any change or development, after the date of the merger agreement, in law or GAAP or the interpretation of such law or GAAP, other than such change or development that does not disproportionately impact Bronco or any of its subsidiaries as compared to other participants in the industries in which Bronco or any of its subsidiaries operates in general, (B) conditions arising out of any war (whether declared or undeclared), act of terrorism or natural disaster, (C) the failure of Bronco to meet projections of earnings, revenues or other financial measures (except that the underlying causes of such failure may be considered if not otherwise excluded by other exceptions described in this definition), (D) any change in Bronco’s stock price or trading volume (except that the underlying causes of such change may be considered if not otherwise excluded by other exceptions described in this definition) and (E) the filing of stockholder lawsuits relating to the merger agreement or the transactions contemplated by the merger agreement; and (y) in the case of (1) above, none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Bronco Material Adverse Effect: any change, effect, event, occurrence, state of facts or development (A) in the financial or securities markets or the economy in general, or (B) in the industries in which Bronco or any of its subsidiaries operates in general, to the extent (in the case of (A) or (B)) that such change, effect, event, occurrence, state of facts or development does not disproportionately impact Bronco or any of its subsidiaries.

15. Certain Legal Matters; Regulatory Approvals.

Except as otherwise set forth in this Offer to Purchase, based on our examination of publicly available information filed by Bronco with the SEC and other publicly available information concerning Bronco, we are not aware of any governmental license or regulatory permit that appears to be material to Bronco’s business that might be adversely affected by our acquisition of Bronco shares pursuant to the offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Bronco shares pursuant to the offer. Should any such approval or other action be required or desirable, we currently contemplate that such approval or other action will be sought. Except as described under “Antitrust Compliance,” there is no current intent to delay the purchase of Bronco shares tendered pursuant to the offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Bronco shares tendered pursuant to the offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to Bronco’s business or certain parts of Bronco’s business might not have to be disposed of, any of which could cause us to elect to terminate the offer without the purchase of Bronco shares. Our obligation under the offer to accept for payment and pay for Bronco shares is subject to the conditions set forth in Section 14 — “Conditions of the Offer.”

State Takeover Laws. A number of states (including Delaware) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business in such states. Bronco, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Bronco is incorporated in Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person that has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. Bronco has represented to Chesapeake and Purchaser that it is exempt from or is not subject to Section 203 of the DGCL. Except as described in this Offer to Purchase, we do not know whether any of takeover laws will, by their terms, apply to the offer or the merger, and we have not complied with any such laws except as described in this Offer to Purchase. To the extent that certain provisions of these laws purport to apply to the offer or the merger, we believe there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the offer or the merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statute is applicable to the offer or the merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the offer or the merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Bronco shares, and we may be unable to accept for payment or pay for Bronco shares tendered pursuant to the offer, or be delayed in continuing or consummating the offer or the merger. In such case, we may not be obligated to accept for payment or pay for any tendered Bronco shares. See Section 14 — “Conditions of the Offer.”

Legal Proceedings. Seven putative class action lawsuits have been commenced against Bronco and current members of the Bronco Board, including Bronco’s chief executive officer (the “Individual Defendants”). Six of these lawsuits were filed in the District Court of Oklahoma County, Oklahoma (collectively, the “Oklahoma Suits”). One of the lawsuits was filed in the Court of Chancery of the State of Delaware (the “Delaware Suit” and together with the Oklahoma Suits, the “Class Actions”). The Class Actions each seek certification of a class of all holders of Bronco’s common stock and variously allege, among other things, that: (1) the Individual Defendants have breached and continue to breach their fiduciary duties to the stockholders of Bronco; (2) the offer and the merger are unfair to the public stockholders of Bronco as the proposed transactions underestimate the value of Bronco; (3) the Individual Defendants are pursuing a course of conduct that does not maximize the value of Bronco; and (4) Bronco aided and abetted the alleged breaches of duties by the Individual Defendants. Two of the Oklahoma Suits also name Chesapeake as a defendant, and one of the Oklahoma Suits and the Delaware Suit also name Chesapeake and Purchaser as defendants, in each case alleging that Chesapeake and Purchaser aided and abetted the alleged breaches of duties by the Individual Defendants. The Class Actions seek, among other things, an injunction prohibiting consummation of the offer and the merger, attorneys’ fees and expenses and rescission or damages in the event the proposed transactions are consummated. Chesapeake and Purchaser believe the Class Actions are entirely without merit and intend to defend against them vigorously.

Antitrust Compliance. Under the HSR Act and the rules that have been promulgated thereunder, certain acquisitions of voting securities or assets may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The purchase of Bronco shares pursuant to the offer is subject to such requirements and may not be completed until the expiration or termination of the waiting period, discussed below, following the filing by Chesapeake, as the ultimate parent entity of the Purchaser, of a Premerger Notification and Report Form.

On April 25, 2011, Chesapeake filed a Premerger Notification and Report Form under the HSR Act with the Antitrust Division and the FTC. The waiting period applicable to the purchase of Bronco shares pursuant to the offer will expire at 11:59 p.m., New York City time, on May 10, 2011 (unless earlier terminated by the FTC and the Antitrust Division or unless extended as described below). The Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the offer from Chesapeake. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten calendar days after Chesapeake substantially complies with such request. Thereafter, such waiting period can be extended only by court order or with Chesapeake’s consent. Although the Antitrust Division or the FTC may also request additional information or documentary material from Bronco, Bronco’s failure to comply with such a request would not extend the waiting period with respect to the purchase of Bronco shares pursuant to the offer. If the 10-day waiting period were otherwise to expire on a Saturday, Sunday or legal public holiday, then the period would be extended until 11:59 p.m. the next day that is not a Saturday, Sunday or legal public holiday.

The Antitrust Division and the FTC routinely evaluate the legality under the antitrust laws of transactions such as our acquisition of Bronco shares pursuant to the offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, such as seeking to enjoin the purchase of Bronco shares pursuant to the offer or seeking divestiture of the Bronco shares so acquired or divestiture of some of our or Bronco’s assets. Private parties and state attorneys general may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the offer on antitrust grounds will not be made or, if such a challenge is made, what the result will be.

Under the merger control rules of jurisdictions outside the United States where Chesapeake or Bronco and their respective subsidiaries conduct business, filings may be required and it may be necessary to observe waiting periods prior to consummation of the transaction. Under the terms of the merger agreement, Chesapeake has agreed to use its reasonable best efforts to make such filings and seek such approvals. Any such filings must be made by Chesapeake as soon as reasonably practicable. The period for review of the transaction will vary from jurisdiction to jurisdiction and may be affected by a variety of factors. Whether or not filings are required, the review powers vested in foreign competition authorities include the ability to challenge the legality of the transaction on the basis of its effects on competition or otherwise on the public interest. At any time before (and in some cases after) consummation of the transaction, foreign competition authorities may seek to enjoin the purchase of Bronco shares pursuant to the offer, or seek divestiture of the Bronco shares so acquired, or seek divestiture of Chesapeake or Bronco assets. There can be no assurance that a challenge to the offer under foreign merger control rules will not be made, or, if such a challenge is made, what the result will be. See Section 14 — “Conditions of the Offer” for certain conditions to the offer, including conditions with respect to certain governmental actions, Section 12 — “Purpose of the Offer; Plans for Bronco; The Merger Agreement; The Tender Support Agreements; Appraisal Rights; Going Private Transactions — The Merger Agreement — Termination” for certain termination rights pursuant to the merger agreement with respect to certain governmental actions and Section 12 — “Purpose of the Offer; Plans for Bronco; The Merger Agreement; The Tender Support Agreements; Appraisal Rights; Going Private Transactions — The Merger Agreement — Third-Party Consents and Regulatory Approvals” with respect to certain obligations of the parties related to obtaining regulatory, including antitrust, approvals. Purchaser may, if any condition to the offer, including the Antitrust Condition, is not satisfied or waived on any scheduled expiration date, extend the expiration date for one or more periods of not more than five business days per period.

16. Fees and Expenses.

Jefferies & Company, Inc. (“Jefferies”) has provided certain financial advisory services to Chesapeake and Purchaser in connection with the offer and merger, for which services Jefferies will receive a customary fee and indemnification against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. In the ordinary course of business, Jefferies and its affiliates may actively trade or hold the securities of Chesapeake and Bronco for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in those securities.

We have retained MacKenzie Partners, Inc. to act as the Information Agent and Computershare Trust Company, N.A. to act as the Depositary in connection with the offer. The Information Agent may contact holders of Bronco shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with their respective services, including certain liabilities under the federal securities laws.

Other than as set forth above, we will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Bronco shares pursuant to the offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

17. Miscellaneous.

We are not aware of any jurisdiction where the making of the offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the offer or the acceptance of the Bronco shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the offer to, nor will we accept tenders from or on behalf of, the holders of Bronco shares in that state. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer will be deemed to be made on behalf of Purchaser or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser or Chesapeake not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Schedule TO, together with exhibits, furnishing certain additional information with respect to the offer, and may file amendments to our Schedule TO. In addition, Bronco has filed the Schedule 14d-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits to such Schedule 14D-9, setting forth its recommendation and furnishing certain additional related information. Our Schedule TO and the Schedule 14d-9 and any exhibits or amendments may be examined and copies may be obtained from the SEC in the manner described in Section 8 — “Certain Information Concerning Bronco” and Section 9 — “Certain Information Concerning Purchaser and Chesapeake.”

NOMAC ACQUISITION, INC.

April 26, 2011

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF CHESAPEAKE

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Chesapeake are set forth below. The business address of Chesapeake Energy Corporation is 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. All directors and executive officers listed below are United States citizens. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Aubrey K. McClendon*	Chairman of the Board and Chief Executive Officer of Chesapeake Energy Corporation since he founded Chesapeake in 1989.

Domenic J. Dell’Osso, Jr.	Executive Vice President and Chief Financial Officer of Chesapeake Energy Corporation since November 2010, Vice President — Finance of Chesapeake Energy Corporation and Chief Financial Officer of Chesapeake Energy Corporation’s wholly owned midstream subsidiary Chesapeake Midstream Development, L.P. (6100 North Western Avenue, Oklahoma City, OK 73118) from August 2008 to November 2010 and energy investment banker with Jefferies & Co., a global securities and investment banking group (Three Allen Center, 333 Clay Street, Suite 1000, Houston, TX 77002) from 2006 to 2008 and Banc of America Securities, the investment banking arm of Bank of America offering trading and brokerage services (100 N. Tryon St., Charlotte, NC 28255) from 2004 to 2006.

Steven C. Dixon	Executive Vice President — Operations and Geosciences and Chief Operating Officer of Chesapeake Energy Corporation since February 2010 and Executive Vice President — Operations and Chief Operating Officer from February 2006 to February 2010.

Douglas J. Jacobson	Executive Vice President — Acquisitions and Divestitures of Chesapeake Energy Corporation since April 2006.

Martha A. Burger	Senior Vice President — Human and Corporate Resources of Chesapeake Energy Corporation since March 2007, Treasurer of Chesapeake Energy Corporation from 1995 to March 2007 and Senior Vice President — Human Resources from 2000 to March 2007.

Henry J. Hood	Senior Vice President — Land and Legal and General Counsel of Chesapeake Energy Corporation since April 2006 and Senior Vice President — Land and Legal of Chesapeake Energy Corporation since 1997.

Jennifer M. Grigsby	Senior Vice President and Treasurer of Chesapeake Energy Corporation since March 2007, Corporate Secretary of Chesapeake Energy Corporation since 2000, Vice President of Chesapeake Energy Corporation from April 2006 to March 2007 and Assistant Treasurer of Chesapeake Energy Corporation from 1998 to March 2007.

Michael A. Johnson	Senior Vice President — Accounting, Controller and Chief Accounting Officer of Chesapeake Energy Corporation since 2000.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Richard K. Davidson*	Member of board of directors of Chesapeake Energy Corporation since March 2006 and Chairman of the Board of Directors of Union Pacific Corporation, owner of Union Pacific Railroad (1400 Douglas St., Omaha, NE 68179), from 1997 until February 2007. Member of the board of advisors of Thayer/Hidden Creek, a private equity firm headquartered in Washington, D.C. (1455 Pennsylvania Avenue, N.W., Suite 250, Washington, D.C. 20004).

Kathleen M. Eisbrenner*	Member of board of directors of Chesapeake Energy Corporation since December 2010, currently Founder and Chief Executive Officer of Next Decade, a company that is positioned to create new opportunities in the integrated international liquefied natural gas (LNG) industry (21 Waterway Avenue, Suite 300, The Woodlands, TX 77380), recently served as head of Poten & Partners Project Development Group, a closely held U.S. energy consultancy (5847 San Felipe, Houston, TX 77057), Executive Vice President responsible for Royal Dutch Shell plc’s global LNG business (Two Houston Center, 909 Fannin Street, Houston, TX 77010) from 2007 to 2009 and President and Chief Executive Officer of Excelerate Energy, an importer of LNG, a provider of regasification services and a developer of unique market access points (1450 Lake Robbins, The Woodlands, TX 77380) from 2003 to 2007.

V. Burns Hargis*	Member of board of directors of Chesapeake Energy Corporation since September 2008, President of Oklahoma State University (107 Whitehurst Hall, Stillwater, OK 74078) since March 2008, Vice Chairman of BOK Financial Corporation, a financial services company (Bank of Oklahoma Tower, PO Box 2300, Tulsa, OK, 74192) from 1997 to 2008 and currently a director of BOK Financial Corporation.

Frank Keating*	Member of board of directors of Chesapeake Energy Corporation since June 2003, President and Chief Executive Officer of the American Bankers Association, a large trade organization based in Washington, D.C. (1120 Connecticut Avenue, NW, Washington, D.C. 20036) since January 2011 and President and Chief Executive Officer of the American Council of Life Insurers, a trade association representing legal reserve life insurance companies (101 Constitution Ave N.W. 700, Washington, D.C. 20001) from January 2003 to December 2010.

Charles T. Maxwell*	Member of board of directors of Chesapeake Energy Corporation since 2002, Senior Energy Analyst with Weeden & Co., an institutional brokerage firm located in Greenwich, Connecticut (145 Mason Street, Greenwich, CT 06830), from 1999 to the present and currently a director of Daleco Resources Corporation, a publicly traded natural resource company (17 Wilmont Mews, West Chester, PA 19382) and Lescarden, Inc., a biotechnology company principally engaged in the development and commercialization of proprietary therapy products (420 Lexington Ave., New York, NY 10170).

Name	Current Principal Occupation or Employment and Five-Year Employment History
Merrill A. Miller, Jr.*	Member of board of directors of Chesapeake Energy Corporation since January 2007, lead independent director of board of directors of Chesapeake Energy Corporation since March 2010, currently Chairman, President and Chief Executive Officer of National Oilwell Varco, Inc., a supplier of oilfield services, equipment and components to the worldwide oil and natural gas industry (7909 Parkwood Circle Drive, Houston, TX 77036), currently a member of the board of directors for the Offshore Energy Center, an organization and museum dedicated to expanding the awareness of the vast energy resources beneath the world’s oceans (200 N. Dairy Ashford, Houston, TX 77079), Petroleum Equipment Suppliers Association, an association of manufacturers, wellsite service companies and supply companies serving the drilling and production industry (1240 Blalock Road, Houston, TX 77055) and currently a member of the National Petroleum Council, a federally chartered and privately funded advisory committee (1625 K St., NW, Washington, D.C. 20006).

Don Nickles*	Member of board of directors of Chesapeake Energy Corporation since January 2005, currently a director of Valero Energy Corporation, an international manufacturer and marketer of transportation fuels, other petrochemical products and power based in San Antonio, Texas (One Valero Way, San Antonio, TX 78249), Washington Mutual Investors Fund, an open-ended mutual fund launched by The Capital Group Companies, Inc. (333 South Hope Street, Los Angeles, CA 90071), American Funds Tax Exempt Series 1, an investment that seeks a high level of current income exempt from both federal and Maryland income taxes (1101 Vermont Avenue, NW, Washington, D.C. 20005) and JP Morgan Value Opportunities Fund, a fund that seeks to provide long-term capital appreciation (1101 Vermont Ave. NW, Washington, D.C. 20005) and currently Founder and President of The Nickles Group, a consulting and business venture firm in Washington, D.C (601 Thirteenth St. NW, Suite 250 North, Washington, D.C. 20005).

Frederick B. Whittemore*

Member of board of directors of Chesapeake Energy Corporation since 1993 and advisory director of Morgan Stanley, a global financial services firm and a market leader in securities, asset management and credit (1585 Broadway, New York, NY 10036) since 1989.

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

Purchaser is a wholly owned direct subsidiary of Nomac Drilling, L.L.C., an Oklahoma limited liability company. Nomac Drilling, L.L.C. is a wholly owned direct subsidiary of Chesapeake Operating, Inc., an Oklahoma corporation. Chesapeake Operating, Inc. is a direct wholly owned subsidiary of Chesapeake. Chesapeake is the sole stockholder of Chesapeake Operating, Inc., which is the sole member of Nomac Drilling, L.L.C., which is the sole stockholder of Purchaser. Each of Chesapeake, Chesapeake Operating, Inc., Nomac Drilling, L.L.C. and Purchaser has the business address of 6100 North Western Avenue, Oklahoma City, Oklahoma 73118.

The name, current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. All directors and executive officers listed below are United States citizens. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Aubrey K. McClendon* Director and Chief Executive Officer of Purchaser	Chairman of the Board and Chief Executive Officer of Chesapeake Energy Corporation since he founded Chesapeake in 1989.

Domenic J. Dell’Osso, Jr. Executive Vice President and Chief Financial Officer of Purchaser	Executive Vice President and Chief Financial Officer of Chesapeake Energy Corporation since November 2010, Vice President — Finance of Chesapeake Energy Corporation and Chief Financial Officer of Chesapeake Energy Corporation’s wholly owned midstream subsidiary Chesapeake Midstream Development, L.P. (6100 North Western Avenue, Oklahoma City, OK 73118) from August 2008 to November 2010, and energy investment banker with Jefferies & Co., a global securities and investment banking group (520 Madison Ave., New York, NY 10022), from 2006 to 2008 and Banc of America Securities, the investment banking arm of Bank of America offering trading and brokerage services, (100 N. Tryon St., Charlotte, NC 28255) from 2004 to 2006.

Steven C. Dixon Director and Executive Vice President — Operations and Geosciences and Chief Operating Officer of Purchaser	Executive Vice President — Operations and Geosciences and Chief Operating Officer of Chesapeake Energy Corporation since February 2010 and Executive Vice President — Operations and Chief Operating Officer from February 2006 to February 2010.

Douglas J. Jacobson Executive Vice President — Acquisitions and Divestitures of Purchaser	Executive Vice President — Acquisitions and Divestitures of Chesapeake Energy Corporation since April 2006.

Martha A. Burger Senior Vice President — Human and Corporate Resources of Purchaser	Senior Vice President — Human and Corporate Resources of Chesapeake Energy Corporation since March 2007, Treasurer of Chesapeake Energy Corporation from 1995 to March 2007 and Senior Vice President — Human Resources from 2000 to March 2007.

Henry J. Hood Senior Vice President — Land and Legal and General Counsel of Purchaser	Senior Vice President — Land and Legal and General Counsel of Chesapeake Energy Corporation since April 2006 and Senior Vice President — Land and Legal of Chesapeake Energy Corporation since 1997.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Jennifer M. Grigsby Senior Vice President, Treasurer and Corporate Secretary of Purchaser	Senior Vice President and Treasurer of Chesapeake Energy Corporation since March 2007, Corporate Secretary of Chesapeake Energy Corporation since 2000, Vice President of Chesapeake Energy Corporation from April 2006 to March 2007 and Assistant Treasurer of Chesapeake Energy Corporation from 1998 to March 2007.

Michael A. Johnson Senior Vice President — Accounting, Controller and Chief Accounting Officer of Purchaser	Senior Vice President — Accounting, Controller and Chief Accounting Officer of Chesapeake Energy Corporation since 2000.

The Letter of Transmittal and certificates for Bronco shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer to Purchase is:

By Mail:	By Overnight Courier:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions 250 Royall Street/Suite V Canton, MA 02021

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can contact the Information Agent at its address and telephone numbers set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the offer.

The Information Agent for the Offer is:

105 Madison Avenue New York, NY 10016 (Call Collect) (212) 929-5500 or Call Toll-Free (800) 322-2885 Email: tenderoffer@mackenziepartners.com

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